
03050302

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Molson Inc.

*CURRENT ADDRESS: 1555 Notre-Dame Street East
Montréal, Quebec H2L 2R5
Canada

**FORMER NAME: Molson companies Limited

**NEW ADDRESS:

PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

FILE NO. 82- 2954 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: NM
DATE : 4/30/03

File no. 82-2954


I AM.

ARLS
3/31/01

RECEIVED
MAR 18 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE




MOLSON
DRY


RICKARD'S






MOLSON

Delivering on Commitments

Annual Report 2001



Financial Summary [(i)]

	2001	2000
Operating Results ($ millions)		
Sales and other revenues	2,483.4	2,375.0
Earnings from continuing operations – normalized	111.7	85.2
Earnings – normalized	108.4	82.0
Earnings before interest, income taxes and amortization	351.5	95.5
Earnings (loss) from continuing operations	137.2	(65.8)
Net earnings (loss)	133.9	(44.0)
Cash flow from continuing operations	232.0	211.7
Per share ($)		
Earnings from continuing operations – normalized	1.88	1.44
Earnings – normalized	1.82	1.39
Earnings (loss) from continuing operations	2.31	(1.11)
Net earnings (loss)	2.25	(0.74)
Dividends paid	0.72	0.72
Cash flow from continuing operations	3.90	3.58
Financial Position ($ millions)		
Total assets	3,280.8	3,111.8
Long-term debt	1,204.4	1,111.9
Shareholders' equity [(ii)]	794.9	1,025.7

(i) Results from continuing operations have been restated to exclude Sports and Entertainment, which is accounted for as a discontinued operation.
(ii) Fiscal 2001 includes a non-cash after-tax charge of $320 million resulting from the adoption of the new accounting rules related to Employee Future Benefits and Income Taxes.

Strategy 1

Grow Operating Profit

Build Sustainable


CANADIAN
LAGER

Profile

Molson's vision is to become one of the top performing beer companies in the world. The realization of this vision will ensure sustainable shareholder value. In order to deliver long-term value, Molson must be able to deliver profitable growth. Molson is proactively driving its future growth through continuous improvement in Canada and the pursuit of profitable growth opportunities in the United States and internationally.

Maximizing organic growth opportunities in Canada.
Molson recognizes that maximizing organic growth opportunities, reducing costs and improving efficiency are key to profitable growth in Canada. The Corporation has exceeded expectations by growing operating profit by 14.7% this year. Molson continues to focus its resources on the core brand portfolio, which holds the greatest potential for future growth.

4

Grow Market Share

Grow Volume

Organizational Renewal

Improve Quality

Shareholder Value


MOLSON

Capitalizing on opportunities in the growing U.S. import market. Molson has repurchased 100% of the Molson brands in the United States and has a 50.1% interest in Molson USA, which markets the Molson brands in the United States. The Corporation is regaining control of a major growth opportunity and rebuilding the Molson brands in the largest and fastest growing import market in the world.

Pursuing international growth through targetted alliances and acquisitions. Molson has successfully entered the international beer market through its purchase of Bavaria, one of Brazil's leading brands. Brazil is expected to surpass Germany to become the third largest beer market in the world, representing an ideal international growth opportunity for Molson.

Share Performance

40

30

20

March 2001


one of the top performing beer companies in the world


MOLSON
MOLSON

Message to Shareholders

DELIVERING ON COMMITMENTS

If the phrase "Delivering on Commitments" sounds familiar, it should. Molson used it as the title of the annual report last year, but the Corporation felt it was entirely appropriate to use it again. Molson says what it's going to do and then does it. Predictability is what Molson's shareholders deserve.

Early in the fiscal year ended March 31, 2001, Molson established a vision of becoming one of the best performing beer companies in the world. The Corporation is off to a good start. Comparable net earnings in fiscal 2001 were $108.4 million, a 32% increase from the previous fiscal year, and earnings per share increased 31% to $1.82. Revenues increased 5% to $2.5 billion and cash flow from continuing operations was $232.0 million, an increase of 9.6% compared with the same period last year.

It was a year that exceeded all financial expectations. But more importantly, it was a year that saw the establishment of future earnings streams. The repurchase of the Molson brands in the United States allowed Molson to compete in one of the most profitable import markets in the world. Molson also embarked on the first stage of growing the business globally by turning to one of the world's fastest growing markets and purchasing the Brazilian brand Bavaria.

These two acquisitions have changed the long-term outlook of Molson, clearly solidifying the goal of building sustainable shareholder value.

STRATEGY

Molson's vision is to become one of the top performing beer companies in the world as measured by shareholder return. In fact, from a shareholder point of view, Molson was the top performing major beer company in fiscal 2001 with an 88% increase in the share price. Molson's operations have become more efficient, delivering an increase of 14.7% in operating profit for the first time in many years. In addition, the Corporation has raised the bar of annual cost savings to $150 million from $100 million only 12 months ago.

To achieve its vision, Molson has established a five-point mission:

First, grow operating profit by **14.5%** annually; Second, grow market share annually; Third, grow volume **4%** to **5%** annually; Fourth, renew organizational talent; and Fifth, improve quality.

In order to deliver sustainable shareholder value, Molson must be able to deliver profitable growth. But Molson is acutely aware that with industry growth of only about 1% per year, long-term growth is not going to come primarily from the Canadian market, although there are some domestic opportunities for profitable growth in specific regions in Canada such as the Maritimes, Manitoba and British Columbia.

Another key area for profitable growth is the United States import market. By regaining control of the Molson brands in the United States, the Corporation is now directing its future in this high growth segment of the market. Molson is applying the same disciplined, research-based approach to brand positioning and the development of advertising creative for its U.S. brands as it has in Canada with the portfolio of core brands.



Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and
Chief Executive Officer



Over the past 12 months Molson has invested literally hundreds of research hours identifying selected international markets with growth opportunities. One of these markets is Brazil: with a growth rate almost five times that of Canada, it will surpass Germany in the next decade to become the world's third largest beer market. The growth opportunity is Bavaria, a popular beer among consumers with a 3.8% market share in an 88-million hectolitre market. The volume of Bavaria alone is equivalent to one third of Molson's production in Canada. But the Corporation is executing its international strategy carefully. Molson is not focussing on becoming one of the largest brewers in the world, only one of the best performers in the industry.

ACKNOWLEDGEMENTS

Molson wishes to extend its gratitude to the members of the Board of Directors, whose active support and counsel have played such a crucial role in Molson's development. Through many Board and Committee meetings, the directors have actively supported, encouraged and challenged when necessary, all with the aim of making Molson a better company.

As always, the final word of thanks goes to Molson employees: without their loyalty, dedication and plain hard work, Molson would be just another brewer. Molson is still in the midst of profound culture change. Employees' flexibility in the face of change and their strong competitive spirit are what make Molson Canada's premier brewer—and soon, one of the world's best.

For the first time in over 30 years, Molson has returned to its brewing roots. No longer diversified, its sole business is brewing beer. This represents a new beginning for Molson. The combination of strong performance and the many opportunities for global profitable growth lying ahead brings to mind John Molson's words when, 215 years ago, he spoke of his promising future and his "commencement on the grand stage of the world."





Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

Strategy

Building Sustainable Shareholder Value

Fiscal 2001 has been a year of delivering on commitments at Molson. In the Corporation's unwavering commitment to building sustainable shareholder value, Molson set an ambitious goal to become one of the top performing beer companies in the world—and the Corporation has delivered.

To achieve this goal, Molson has identified five key drivers to building sustainable shareholder value: growing operating profit by 14.5% annually, growing market share annually, growing volume by 4% to 5% annually, organizational renewal and improving quality. As a key player in the global beer market, all five of these drivers must be achieved.

Growing operating profit, market share and volume are three elements in achieving profitable overall sales growth. Three platforms for this growth were identified: maximizing organic growth opportunities in Canada, capitalizing on opportunities in the growing U.S. import market, and pursuing international growth through targetted alliances and acquisitions. Molson's mission is clear: to proactively drive future growth through continuous improvement in Canada and the pursuit of selective international development.

Operating Profit

Molson

has fully incorporated the alignment of shareholder and employee interests into every aspect of the business, encouraging employees to think like shareholders and tying employee compensation directly to performance. This initiative has helped Molson to achieve the goal of growing operating profit by 14.5% annually, a raising of the bar from Molson's original goal of 10%.

Molson's Economic Value Added program (EVA®), introduced in 1999, continues to allow the Corporation to be more accountable and aggressive in creating shareholder value. The Molson Employee Share Ownership Plan, which provides permanent, full-time employees the opportunity to purchase Molson Class "A" shares, makes employees owners of the Corporation and promotes "shareholder thinking". As well, Molson has implemented compulsory shareholding requirements for Molson senior operating management and a stock option program for certain members of management, further solidifying the Corporation's commitment to delivering profitable growth.

Major milestones reached in the area of cost reduction also contributed significantly to the growth of operating profit. Molson exceeded expectations by identifying initiatives to reduce operating costs by $150 million, $50 million more than originally targetted. Costs have been cut in virtually every area of the business, including organizational costs, marketing and sales, capacity utilization and direct marketing.


CANADIAN
Gear Inside

MOLSON HAS ACHIEVED THE GOAL OF GROWING OPERATING PROFIT BY 14.5% ANNUALLY.

14.5%

Significant savings have also been identified in the areas of procurement and supply chain management, which involved integrating suppliers more effectively and simplifying the management of distribution networks.

Grow
Market Share

Essential


Since 1903 ALE
Depuis 1903 BIÈRE
MOLSON
EXPORT

to Molson's market share growth in Canada is the success of Molson's core brands: Molson Canadian, Molson Dry, Molson Export, Rickard's, Coors Light, Corona and Heineken. Marketing spend, sales programs, manufacturing innovations and efficiencies as well as internal resources are strategically focussed on the core brand portfolio, ensuring that all aspects of growing Molson's business in Canada are centred on brands that are consistent top performers and have the greatest potential for future growth.

While the success of the core brand portfolio is imperative on a national level, Molson will also look for market share growth in key regional markets. Molson will continue to capitalize on growth in markets where the Molson brands have traditionally performed well.

An added effort is being placed on regional markets which offer strong growth opportunities such as the Maritimes, Manitoba, British Columbia and the National Capital Region. Increased marketing and sales efforts will be applied to maximize the organic growth potential in these key regional markets.

The import segment is the fastest growing segment in the U.S. beer market, with annual compounded growth of more than 12%. No other segment has grown as fast. To ensure success in this extremely important market, Molson has created a dedicated business unit focussed on clear operating objectives and a well-defined brand portfolio–Molson Canadian, Molson Golden and Molson Ice.

ALL ASPECTS OF GROWING MOLSON'S BUSINESS ARE CENTRED ON BRANDS THAT ARE CONSISTENT TOP PERFORMERS AND HAVE THE GREATEST POTENTIAL FOR FUTURE GROWTH.


MOLSON
DRY


R
RICKARD'S
BEER
BIÈRE
RED






It's all about the bee

Focus



PRESENTLY RANKED FOURTH, BRAZIL IS EXPECTED TO SURPASS GERMANY IN THE NEXT DECADE TO BECOME THE THIRD LARGEST BEER MARKET IN THE WORLD, WITH AN ANNUAL GROWTH RATE OF 4.5%, MORE THAN FOUR TIMES THAT OF CANADA.

Molson's commitment to growth in the United States was further strengthened with the completion, in January 2001, of a new partnership agreement with the Coors Brewing Company to sell and distribute the Molson brands in the United States. Together, Molson and Coors will leverage the inherent value in the Molson brands. Coors' outstanding sales and distribution networks will help develop renewed brand positioning, increased market share and re-establish Molson as one of the leading imported beers in the United States.

During fiscal 2001, Molson successfully completed phase one of its strategy to enter two of the top five international beer markets. On December 21, 2000, Molson completed its purchase of Bavaria, one of Brazil's established beer brands, from Companhia de Bebidas das Américas (AmBev). The Bavaria brand represents 3.8% of the Brazilian beer market, or 3.3 million hectolitres.

The Brazilian beer market is four and a half times the size of the Canadian market, with annual production of 88 million hectolitres. Presently ranked fourth, Brazil is expected to surpass Germany in the next decade to become the third largest beer market in the world, with an annual growth rate of 4.5%, more than four times that of Canada. The Brazilian market is also highly concentrated with four major competitors, a growing young adult market and an estimated 26% increase in per capita beer consumption by 2004.

3 Volume

The cornerstone


Coors
LIGHT

of Molson's profitable growth platform is the continued success of its Canadian operations. With the development of future earnings streams in the United States, Brazil and other international markets, Molson has also identified opportunities to grow volume in Canada. Together, these markets represent Molson's annual volume growth target of 4% to 5%.

The primary source of future volume growth exists in the U.S. and international markets. Molson has implemented an extremely disciplined approach for targetting international growth opportunities. Following a 12-month extensive country and competitor analysis, Molson identified key success criteria for value creation through international growth. They are: access to an efficient distribution network; high calibre local expertise; maximum control over the brand; brand focus; and strong on-premise and promotional capabilities.

The purchase of Bavaria represents an ideal international growth opportunity for Molson. It is an established brand in one of the world's top beer markets where there is a high potential for future growth. Molson will benefit from AmBev's extensive distribution network and have the opportunity to grow Bavaria's market share and volume in Brazil. Molson will continue its research efforts to identify other key international growth markets.

MOLSON HAS IMPLEMENTED AN EXTREMELY DISCIPLINED APPROACH TO TARGETTING INTERNATIONAL GROWTH OPPORTUNITIES.


IAM.CA
MOLSON
CANADIAN


Bavaria
Bavaria

Future


MOLSON
EXPORT
24
MOLSON
DRY

Renewal

Molson



Daniel J. O'Neill
President and
Chief Executive Officer

knows that much of the strength of the Corporation's performance is drawn from its people. The core values they embody power the growth of the Molson brands and fuel the drive to become one of the top performing beer companies in the world. Molson employees deliver superior results that drive sustainable shareholder value; they are tough competitors with a winning history; and they passionately believe in excellence in all aspects of the business, including their unwavering commitment to the Molson brands. Molson employees value their consumers, are passionate about being their preferred brewer and strive to have the strongest brands possible. They are accountable for their results and take great pride in their achievements. As part of revitalizing its organizational structure, Molson has created a clearer, more simplified organization that provides for leaner and more effective operations and a management structure that is less hierarchical and more responsive.

In a move to ensure constant improvement, more focussed management and added efficiency, Molson announced a regional restructuring initiative in fiscal 2001 that resulted in the creation of two key business units for Molson Canada: Ontario/West and Québec/Atlantic. Forming stronger, more cohesive business units allows for increased and consistent focus to be placed on Molson's core brand portfolio.

Senior Management


20

Robert Coallier
Executive Vice President
and Chief Financial Officer

Marie Giguère
Senior Vice President,
Chief Legal Officer
and Secretary

Patrick L. Kelley
Senior Vice President,
International Brewing
Strategy

Gregory L. Wade
Senior Vice President,
Quality Brewing

John Paul Macdonald
Vice President,
Corporate Affairs

Michael S. Downey
Senior Vice President,
Global Marketing


MOLSON
DRY
EXTRA SEC - DRY BREW
MOLSON
DRY








Ricardo de A. Mayer
President, Molson Brazil

Raynald H.Doin
President,
Québec/Atlantic Region

Dave Perkins
President,
Ontario/West Region

Blair A. Shier
President,
Molson USA, LLC

James M. Grossett
Senior Vice President,
Human Resources

Pierre Boivin
President, Club de Hockey
Canadien, Inc. and
Molson Centre Inc.



EMPLOYEES ARE EXPECTED TO DELIVER ON COMMITMENTS BY ACHIEVING WHAT IS EXPECTED OF THEM IN THEIR KEY INDIVIDUAL PERFORMANCE OBJECTIVES.

The new structure provides Molson with a greater opportunity to learn from regional differences and benefit from best practices.

Strategic emphasis has been placed on maximizing the talent of individual Molson employees, both with respect to current employees and in the search for new people. In an effort to leverage the expertise of existing key employees, some of them have been given new responsibilities or moved to different locations better suited to their area of expertise. Training has increased significantly. Others are being groomed for more senior positions in the future as part of Molson's commitment to invest in its people and capitalize on their know-how to exploit future opportunities for the Corporation. This management succession program is vital to Molson's international expansion.

A number of key new hires were also made to complement and revitalize existing resources. Molson has attracted top performers in virtually every discipline including marketing and sales, manufacturing, finance, administration as well as key management functions. New and seasoned talent work together to standardize business functions, maximize efficiency and apply a more disciplined approach to doing business.

During fiscal 2001, Molson developed the Molson Core Competencies for its employees. These four key skills are essential to the performance of every Molson employee and to the overall effectiveness of the organization. Employees are expected to **Deliver on Commitments** by achieving what is expected of them in their key individual performance objectives. They are required to **Make Informed Decisions** by weighing the risks involved in every business decision they face and gathering the necessary information to make the right decision. Employees are encouraged to demonstrate **Energetic Leadership** in their work, including their interaction with cross-functional teams. Finally, they are expected to **Understand and Execute Against Corporate Strategy**, knowing their role within that execution. Employees are encouraged to incorporate these competencies into all aspects of their job functions and are recognized for their outstanding achievements.

5 Improve Quality

An integral

ingredient in Molson's mission to become one of the top performing beer companies in the world is the ongoing pursuit of quality and the achievement of excellence in everything the Corporation does. To ensure global competitiveness, Molson must be able to produce the highest quality product in the most efficient way possible, setting the standard for quality and efficiency worldwide.

The March 2001 appointment of Greg Wade as Senior Vice President, Quality Brewing, signalled a clearer commitment and more disciplined approach to achieving excellence at Molson. Greg's primary focus is on the effective delivery of consistent product quality, developing global productivity measures and working with the operations team to deliver world-class brewing excellence. Greg is helping to build a world-class mentality at Molson, where employees take a leadership role in fostering a culture for quality, are individually accountable for achieving quality and are disciplined in making quality an everyday priority.

Molson has re-evaluated processes to enhance the effectiveness of production. All major production processes are being standardized to enable the breweries to deliver top quality product in a reliable and cost-effective manner. Cathy Noonan, Molson's Vice President, Supply Chain Management, has led the implementation of significant supply chain improvements, including the identification of substantial cost savings in various raw material procurement practices and reduced complexity in distribution centres and warehouses across the country.


MOLSON IS STANDARDIZING ALL MAJOR PRODUCTION PROCESSES TO ENABLE ITS BREWERIES TO DELIVER TOP QUALITY PRODUCT IN A RELIABLE AND COST-EFFECTIVE MANNER.




Reliability


RICKARD'S
RED
GOLD

OPTIMIZING CAPACITY UTILIZATION WAS A KEY OBJECTIVE DURING FISCAL 2001.

While the closing of the Barrie, Ontario, brewery in September 2000 was a difficult decision to make, it was essential to achieving the goal of becoming one of the top performing beer companies in the world. The closure allowed for the elimination of overcapacity and the subsequent transfer of approximately two million hectolitres of volume to the Montréal and Etobicoke breweries, thereby increasing capacity utilization.

To compete against the world's best brewers, Molson must have world-class production facilities, which is why the Corporation has committed $50 to $60 million in capital investments over a two-year period to ensure that the Montréal and Etobicoke breweries have top-notch manufacturing equipment. Additional investments have also been made in the St. John's, Edmonton and Vancouver breweries to upgrade the quality of product brewed there.

Marketing

Overview



Molson is committed to the quality and effectiveness of it marketing initiatives, which play a key role in building the Molson brands in Canada. All advertising and promotional concepts are thoroughly researched and pre-tested to ensure their efficacy before reaching consumers. The rigour with which Molson approaches research and testing for brand positioning and advertising in Canada will also be applied to efforts in the United States and international markets. By maximizing Canadian knowledge and expertise, Molson will lay a strong foundation for success in other markets.

Molson's strategic marketing efforts continue to be focussed on the core brand portfolio, comprising Molson Canadian, Molson Dry, Molson Export, Rickard's, Coors Light, Corona and Heineken. The strength and future growth of these brands are key to Molson's long-term success in Canada, which is why marketing spend and resources are concentrated on these brands. Molson applies extensive fact-based research and rigorous testing to develop consumer-relevant brand positioning, innovative marketing initiatives and high impact advertising programs to support these brands.

The wildly successful launch of the *I Am Canadian* television ad campaign in March 2000 helped Molson Canadian to secure its position as the number one brand in Canada, proving that Canadians really are proud of their country and proud to choose Molson Canadian as their beer. To further strengthen the brand and build on the success of the *I Am Canadian* campaign, Molson launched a new ad campaign entitled *Here's to You Canada*. The new spot represents the natural evolution of the *I Am Canadian* campaign and is a celebration of all things Canadian. It taps into some unique insights that Canadians shared with Molson through consumer research over the past year and is sure to create an emotional connection that resonates with beer drinkers.

Following the decision last fiscal year to reposition the Molson Export brand in Ontario, a new advertising campaign was launched in fiscal 2001 as part of the strategy to grow the brand. Targetted specifically to the male market segment, the new television ads positioned Export as the brand that takes the boys to a stress-free, masculine place and helps them achieve more balance. The campaign was complemented by Molson's newly acquired sponsorship of the World Wrestling Federation. The sponsorship allows Molson the opportunity to establish a connection between wrestling, which exemplifies stress-free activity in the minds of male consumers, and the Molson Export Brand. Since the relaunch of Molson Export, the brand's market share is trending upwards with an increase of over 0.5 share points.


I AM.
MOLSON

Here's to You Canada

Here's to your hockey hair,
Your long underwear
and multi-coloured money.
Here's to you saying please,
Your ducks and geese
and always being funny.

Here's to your open spaces,
Away from rat races
And beer that quenches
the thirst.
Here's to being proud
And saying it out loud
Even when you don't
come first.

Here's to your pretty girls,
Your black coloured squirrels
And a flag that stands so free.
Here's to different races,
From different places,
Who luv this country like me.

But most of all,
Here's to standing tall,
And saying it like a true
Acadian.
I luv this land,
I luv this country,
And I Am Canadian!

Cheers


Had EX today?

Had EX today?

Had EX today?




30


RICKARD'S RED
A SHADE DIFFERENT

Rickard's Red is a leading brand in the super premium market segment in Canada, the fastest growing segment in the country. In recent years, however, the brand's growth had stalled. To increase this key brand's profile and grow market share, Molson launched a new outdoor advertising campaign during fiscal 2001. The *A Shade Different* campaign capitalized on Rickard's unique colour, encouraging mainstream drinkers to try something a shade different. Molson also introduced Rickard's Gold as an extension to the Rickard's line to appeal to mainstream drinkers looking for a super premium beer that has a unique taste.

In an effort to build the brand's craft beer credentials with target consumers, the breweries at the Air Canada Centre in Toronto and GM Place in Vancouver were re-branded the Rickard's Brewhouse. As a result of the brand's repositioning, Rickard's market share is expected to double by fiscal 2004.

MOLSON AND MUSIC

Molson understands that bringing top-rated music events to fans across the country is the key to connecting with consumers in a relevant, meaningful way. In fact, more than half of Molson consumers indicate that listening to music is their most frequently performed activity. That's why Molson has made a long-term investment in entertainment properties, including event production and venue ownership.

Molson continues to enjoy a successful partnership with House of Blues Concerts Ltd. and benefit from House of Blues' extensive expertise and network in the music business. House of Blues Concerts Canada is a partnership between Molson Canada and House of Blues Concerts Canada Ltd. HOB Canada produced more than 900 shows in calendar 2000, drawing more than 3,000,000 fans to venues like the Molson Amphitheatre in Toronto and the Molson Centre in Montréal.

Molson Canadian Simulbash was introduced in fiscal 2001: it was the first technologically linked concert of its kind in Canada. Taking place on Canada Day in small clubs across Canada, Simulbash brought Canadian music fans together from coast to coast in an exciting music experience. More than 200,000 Canadians were linked into the closed circuit broadcast from 300 on-premise locations across the country.

In Québec, Molson Dry brought a variety of music events to fans across the province, including Molson Dry's Blind Date with the Foo Fighters. Molson also sponsored a number of outdoor musical festivals including Vans Warped Tour, Summersault, Woodstock in Beauce and Tremblant Rocks, with a combined attendance of more than 100,000. In addition to these and other exciting music events, Molson made music accessible to more than 800,000 fans in Québec during fiscal 2001.


MOLSON EX

MOLSON AND HOCKEY

Hockey is synonymous with being Canadian. It is part of the very fabric of Canadian culture, a game loved by fans across the country, in communities large and small. Molson's ongoing research indicates that hockey is extremely relevant and important to consumers, which is why the Corporation continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels. Much like Molson's involvement in music, sports properties and sponsorships give Molson the opportunity to create a deeper emotional attachment with consumers while strengthening the Molson brands and fostering consumer loyalty to those brands.

As the leading sponsor of the National Hockey League in Canada and a major sponsor of all six Canadian NHL teams, Molson is continually strengthening its relationship with professional hockey. Molson remains the title beer sponsor of the NHL brodcasts in Québec.

The Canadian Zones at Vancouver Canucks, Edmonton Oilers and Calgary Flames games exemplified Molson's deep connection with professional hockey fans. Molson Canadian and the three western NHL teams brought fans this interactive and exciting experience. Much like the Molson Ex Zone program at the Molson Centre in Montréal, the concept combined reasonably priced seats with entertainment and contests.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey. Molson's involvement with the Canadian Hockey League, which includes the Ontario, Québec Major Junior, and Western Hockey Leagues, is ongoing; it also included sponsorship of the 2001 Memorial Cup in Regina in May 2001. In addition, Molson has a strong alliance with the Canadian Hockey Association, which includes men's national, women's national and national junior teams.

As an important part of its commitment to hockey in Canada, Molson is also involved with thousands of community hockey leagues and teams across the country. Molson's extensive involvement in hockey at the grass-roots level demonstrates the Corporation's commitment to ensuring that hockey continues to thrive in Canada, and reflects a desire to reach more deeply into communities across the country.

In Canada, hockey is a matter of national pride, and it is with great pride that Molson plays a major role in bringing the best in hockey to millions of fans from coast to coast.

As an operating unit of Molson, Molstar's key priority is to strengthen the Molson brands by bringing added value to consumers. Molstar does this by producing high quality television programming. Molstar produced nearly 900 hours of television programming in calendar 2000, including 263 NHL games.

During fiscal 2001, Molstar's activities became fully integrated with Molson's national marketing initiatives to ensure that sports and entertainment activities are completely aligned with brand strategy. In this way, Molstar is better able to strengthen the brands while providing quality broadcasts to consumers.


CCM
25


MOLSON
DRY

MOLSON AND MOTORSPORTS

It is clear from the unprecedented success of the 2000 Molson Indy in Toronto and Vancouver as well as the Valleyfield Molson Ex Regatta speedboat race that Canadians continue to be big fans of motorsports.

With a record high combined total attendance of more than 324,000, the Molson Indy is one of Canada's largest annual sporting events. In fiscal 2001, the Molson Indy celebrated its 11th year in Vancouver and its 15th year in Toronto.

The Molson Indy continues to reinvent itself every year in an effort to build fan enjoyment and loyalty. Throughout the weeks leading up to each race, Molson works with the communities on fundraising events that benefit local charities. At the races, a number of events and entertainment activities are staged by Molson to give fans a more complete Molson Indy experience. For the first time, the Molson Ex Zone was introduced at the Molson Indy in Toronto in 2000. A variation of the successful Molson Ex Zone program, the Ex Zone at the Molson Indy treated fans in a section of 900 seats to fast-paced action along with exciting entertainment and great prizes.

The Molson Indy continues to build on the success achieved in Toronto and Vancouver. Molson has confirmed that CART racing will come to Montréal in 2002. Molson Dry, Québec's best selling brand, has committed to being the principal sponsor of the event, which will be known as the Molson Indy, consistent with the Molson races in Toronto and Vancouver. Summer's fastest events will galvanize three great cities next year.


CANADIAN
CANADIAN
MOLSON CANADIAN
MOLSON CANADIAN
MOLSON CANADIAN
MOLSON CANADIAN


MOLSON
EXPORT

Sports

and

After a fruitful 36-year

relationship with the Montréal Canadiens Hockey Club, Molson announced in June 2000 its intention to sell a majority interest in the team and 100% of the Molson Centre. The decision came after a thorough examination of Molson's role in the sports and entertainment industry, in the context of the Corporation's commitment to return to its brewing roots. Despite Molson's strong attachment to the Canadiens, it was in the best interest of the Corporation's shareholders to sell the team and focus on ensuring shareholders a full return on their investment. It was also in the best interest of Canadiens fans to create an ownership structure that would give them an improved, more competitive team.

On January 31, 2001, Molson announced a new majority owner for the Montréal Canadiens and the Molson Centre. Colorado businessman George N. Gillett Jr. will purchase an 80.1% controlling interest in the hockey team and 100% of the Molson Centre in a deal valued at $275 million. Molson will retain a 19.9% stake in the hockey team and receive a total of $190 million in cash.

Molson also intends to give Canadiens fans something to celebrate. In June 2000 the Corporation announced a new 20-year, $150 million corporate partnership with the team—the largest in the history of the Canadiens. The partnership will increase Molson's ties with the Canadiens as the primary corporate partner of the team for a period of at least 20 years. By reinforcing its commitment to the Canadiens and maintaining a minority stake in the team, Molson reaffirmed its commitment to professional hockey in Canada and its long-standing dedication to Canadiens fans everywhere.


CENTRE MOL
MOLSON

36

Molson

and the

SECOND-ROW SEATS STILL AVAILABLE.




MOLSON
Don't drink and drive

38


If you're going to drink and drive,
plan ahead.

PROUD TO PLAY OUR PART

Since 1786, giving back to the community has been a part of the Molson tradition. Established by John Molson, that tradition continues to strengthen and grow: it is woven into the cultural fabric of the Corporation and the values system of every employee. Molson gives back to the community through a variety of initiatives that help build consumer loyalty and establish the Molson presence in large and small communities across Canada.

LOCAL HEROES/EQUIPACTION

Molson's Local Heroes/EquipAction community investment program provides Molson employees the opportunity to connect with consumers at the grass-roots level and work with people who play an active role in making their communities even better. The program was introduced in 1998 in an effort to rally community spirit and revitalize neighbourhood recreational facilities across Canada. Since that time, Local Heroes/EquipAction has provided more than $2 million in funding to 1,500 projects, working with tens of thousands of volunteers to improve sports and recreational facilities from coast to coast.

During fiscal 2001, 459 projects were completed, involving thousands of community members and Molson employees. With Molson's help, volunteers restored hiking and ski trails, added backstops for softball fields, repaired outdoor hockey and skating facilities, and resodded soccer fields. Moving into its fourth year, Local Heroes/EquipAction will continue to team up with our consumers in communities across Canada, helping to build consumer loyalty and goodwill at the grassroots level.

DON'T DRINK AND DRIVE

Molson believes that taking responsibility for the products it sells is imperative. It is a belief shared by every Molson employee and a commitment that permeates every aspect of Molson's business.

During fiscal 2001, Molson renamed the ten-year-old Take Care/Prends Soin de Toi tagline to Molson – Don't Drink and Drive. The new tagline more directly represents the aim of Molson's responsible use campaign and clearly asserts Molson's attitude toward drinking and driving. The new Don't Drink and Drive campaign is a departure from previous campaigns, in that it makes drinkers aware of the serious consequences of drinking and driving in a more hard-hitting way. It also links Molson's name more clearly with the message, "don't drink and drive." The campaign is rolled out nationally and regionally in English and French through television and print advertising, and is incorporated in all Molson-sponsored events and venues. Through the Don't Drink and Drive campaign, and work on responsible use initiatives with Brewer's Retail, the Brewers of Ontario and Québec, Western Brewers Association and the Brewers Association of Canada, Molson remains committed to encouraging responsible consumption.

MOLSON DONATIONS FUND

Since the Molson Donations Fund (MDF) was created in 1973, its goal has been to raise awareness of important issues and make a difference in the communities where Molson's roots are deepest. MDF is present in four regions across Canada to help Molson keep in touch with specific community needs.

In November 2000, Molson began a review of MDF in an effort to develop a new strategic framework that better aligns Molson's corporate giving with business objectives. The new framework, which will be implemented in the upcoming fiscal year, will result in a more focussed program that targets individual organizations rather than larger categories of giving. It will further involve sales people at Molson and others out in the field who have a clear idea of the unique needs of each Canadian community, allowing MDF to operate at a truly grass-roots level, where its contribution can be felt the most.

During fiscal 2001, MDF donated nearly $1.2 million to a variety of community-based programs and organizations across the country. In Ontario, MDF assisted the Toronto Youth Job Corps with their employment training program for street youth aged 16 to 29. The two-phase program focuses on preparing and supporting 'at risk' youth to establish realistic goals in the areas of


www.johnmolson.concordia.ca
New economy attitude...Old school values
John Molson
School of Business

work and education. The first phase consists of a community work project where youth gain experience in paid work and participate in job training workshops. The second phase consists of a 16-week placement opportunity to provide valuable on-the-job experience that fits their interests and capabilities. In the past year, the program provided assistance to 148 youth and achieved an 80% success rate.

The Atlantic Committee contributed to Friends and Lobbyists of the Waterford River (FLOW). FLOW is a not-for-profit charity dedicated to the restoration and protection of one of St. John's largest river systems. For more than a decade, they have worked extensively to restore the Waterford River and its various tributaries to their original condition, and to educate the public in the areas of environmental conservation and protection. MDF's contribution will help preserve this valuable resource for future generations and further develop the Waterford River System Linear Park for the recreational enjoyment of residents and tourists alike.

In Québec, MDF supported EPOC, a Montréal organization that offers a second chance to economically, academically and socially disadvantaged young adults by providing quality counselling and educational services. MDF's donation provided support to two programs. One is a multiple orientation training program and a second provides training specifically in the fields of electronics and electricity. The Québec committee saw their involvement as an opportunity to encourage young adults to develop their careers and become responsible, contributing members of their community.

The Western Committee contributed toward a new facility for the Saskatchewan Indian Federated College (SIFC). Located in Regina, the SIFC is Canada's only First Nations-controlled university/college that is a member of the Association of Universities and Colleges of Canada. By providing First Nations youth with the necessary skills and education to make significant contributions to their communities in Saskatchewan, Canada, and around the world, the SIFC has become recognized as a leading First Nations post-secondary educational institution. The new college building, which will be located at the University of Regina campus, will allow the SIFC to continue to empower First Nations youth to play a positive role in society's future.

On a national level, MDF made a contribution to the city of Montréal and the entire Canadian business community through its association with one of the country's top business schools. On November 29, 2000, Concordia University announced that its business school, the Faculty of Commerce and Administration, will be renamed the John Molson School of Business in recognition of a $10 million contribution from Molson over a ten-year period, $5 million of which came from the Molson Donations Fund.

The John Molson School of Business encourages ideals and traditions of academic and business excellence to which today's young business people can aspire. Innovation, hard work, results, and commitment to the community—these are the values that make great business leaders and outstanding citizens. They are values that John Molson prided himself upon and that his legacy will continue to foster through the John Molson School of Business.

At Molson, giving back to the community has always been as much a part of what the Corporation does as making beer. Molson understands the significance of connecting with consumers in a meaningful way and is committed to being an important part of their communities. In the spirit of the Company's founder and through programs such as Local Heroes/ EquipAction, Don't Drink and Drive, and the Molson Donations Fund, Molson will continue to make a difference in the communities it serves.

Molson Inc.
Financial Review

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the year ended March 31, 2001 in comparison with the year ended March 31, 2000, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "we," "our," "us," "Corporation" and "Molson" refer to Molson Inc. together with Molson Canada and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

Molson Fiscal 2001 Highlights (i)

- Comparable earnings up 32% to $108.4 million
- Comparable earnings per share up 31% to $1.82 per share.
- Earnings from continuing operations up 31% to $111.7 million
- Earnings per share from continuing operations increased 31% to $1.88 from $1.44 per share
- Operating profit (EBIT) up 14.7%
- Cash flow from continuing operations increased 9.6% to $232.0 million
- Cash flow per share from continuing operations increased 8.9% from $3.58 to $3.90 per share
- Completed acquisition of the Bavaria brand and brewing facilities in Brazil
- Regained 100% ownership of the Molson brands in the United States
- Entered into a new U.S. partnership arrangement with Coors Brewing Company
- Reached an agreement to sell the Molson Centre in Montreal and 80.1% of the Montreal Canadiens Hockey Club

(i) *Compared with last year, excluding a non-cash $25.5 million reduction in income tax expense recorded in the current year to reflect changes in enacted future income tax rates and excluding the after-tax provisions for rationalization of $149.4 million, a provision for real estate losses of $27.5 million and the $25.9 million gain on sale of investment and release of $25.0 million of previously established provisions for discontinued operations, recorded last year.*

Overview

In fiscal 2001, Molson established its vision of becoming one of the best performing beer companies in the world. Molson focussed on cost reduction initiatives in Canada and the restructuring of its Canadian operations; repurchased the rights to its brands in the United States; entered into new arrangements with Coors Brewing Company covering both the United States and Canadian markets; and embarked on the first stage of growing its business globally by entering the Brazilian market with the purchase of Bavaria S.A. In fiscal 2001, Molson also reached an agreement to sell the Molson Centre and an 80.1% interest in the Montreal Canadiens Hockey team. As a result of this pending sale, the Sports and Entertainment business has been reclassified and accounted for as part of discontinued operations. Prior year results have been restated to reflect this change. In addition, corporate costs that were previously reported separately are now combined with our Brewing results since Brewing is now the Corporation's only reportable segment.

Financial highlights

($ millions, except per share information)	**2001**	2000
Sales and other revenues	**2,483.4**	2,375.0
Brewing excise and sales taxes	**626.3**	621.3
	1,857.1	1,753.7
Earnings before interest, income taxes, amortization and the undernoted	**351.5**	321.1
Provisions for rationalization	**–**	(224.0)
Gain on sale of investment	**–**	25.9
Provision for real estate losses	**–**	(27.5)
Earnings before interest, income taxes and amortization (i)	**351.5**	95.5
Amortization of property, plant and equipment	**49.4**	57.1
Amortization of intangible assets	**38.5**	34.2
Earnings before interest and income taxes (EBIT)	**263.6**	4.2
Net interest expense	**68.7**	72.5
Income tax expense (recovery)	**57.7**	(2.5)
Earnings (loss) from continuing operations	**137.2**	(65.8)
Earnings (loss) from discontinued operations	**(3.3)**	21.8
Net earnings (loss)	**133.9**	(44.0)
Earnings (loss) per share		
Continuing operations	**2.31**	(1.11)
Discontinued operations	**(0.06)**	0.37
Net earnings (loss) per share	**2.25**	(0.74)
Cash flow from continuing operations	**232.0**	211.7
Cash flow per share from continuing operations	**3.90**	3.58
Dividends per share	**0.72**	0.72
Outstanding shares(ii) (millions)	**59.5**	59.2

(i) EBITDA
(ii) Weighted average number of outstanding Class "A" non-voting shares and Class "B" common shares

On a comparable basis, fiscal 2001 EBITDA increased 9.5% to $351.5 million, compared with the prior year's amount of $321.1 million, before provisions for rationalization and real estate losses, and the gain on sale of investment.

EBITDA for fiscal 2000 was reduced by pre-tax rationalization costs of $224.0 million which included a charge of $188.0 million to cover the costs of closing our Barrie brewery effective September 2000 and a charge of $36.0 million to cover severance and other costs related to an organizational redesign announced by Molson in September 1999.

In fiscal 2000, provisions for rationalization and real estate losses, offset in part by a gain on the transaction relating to our investment in CTV Sports Net Inc. (CTV Sports Net), resulted in a loss from continuing operations of $65.8 million, or $1.11 per share.

Cash flow from operations increased by 9.6% to $232.0 million, or $3.90 per share, compared to $3.58 per share last year.

The table below shows our net earnings and earnings per share from continuing operations on a normalized basis.

($ millions, except per share information)	Net earnings for the year ended March 31 2001	Net earnings for the year ended March 31 2000	Net earnings per share for the year ended March 31 2001	Net earnings per share for the year ended March 31 2000
Earnings (loss) from continuing operations as reported (i)	**$137.2**	$(65.8)	**$ 2.31**	$(1.11)
After-tax adjustments to arrive at normalized net earnings:				
Adjustment related to changes in enacted future tax rates	**(25.5)**	–	**(0.43)**	–
Provisions for rationalization	–	149.4	–	2.52
Gain on sale of investment	–	(25.9)	–	(0.44)
Provision for real estate losses	–	27.5	–	0.47
Earnings from continuing operations — normalized	**$111.7**	$ 85.2	**$ 1.88**	$ 1.44
Earnings (loss) from discontinued operations as reported	**(3.3)**	21.8	**(0.06)**	0.37
Release of portion of previously established provisions — discontinued operations	–	(25.0)	–	(0.42)
Earnings — normalized	**$108.4**	$ 82.0	**$ 1.82**	$ 1.39
Percentage change				
Earnings from continuing operations — normalized	31%		31%	
Earnings - normalized	32%		31%	

(i) *Results for fiscal 2000 have been restated to exclude Sports and Entertainment, which is accounted for as a discontinued operation.*

Operating profit (EBIT) of $263.6 million for the year ended March 31, 2001, was 14.7% above last year on a comparable basis, excluding the provisions for rationalization and real estate losses and the gain on sale of investment recorded in fiscal 2000. This increase primarily reflects higher Brewing revenues resulting from price increases, and benefits arising from restructuring initiatives.

The gain on sale of investment in fiscal 2000 related to a transaction concluded in February 2000 whereby, for proceeds of $28 million, we sold 9.99% of our 20% interest in CTV Sports Net to Rogers Communications Inc. (Rogers) and granted Rogers an irrevocable option to acquire our remaining interest of 10.01% for nominal consideration, subject to CRTC approval.

The provision for real estate losses recorded last year reflected an adjustment of certain non-core real estate interests in Montreal to anticipated net realizable value.

Amortization of property, plant and equipment and intangible assets for fiscal 2001 was $87.9 million, compared with last year's $91.3 million, mainly reflecting a reduction in amortization of property, plant and equipment resulting from the closure of our Barrie brewery, offset in part by the increase in amortization of intangible assets due to the repurchase of the rights to the Molson brands in the United States and the acquisition of the Bavaria brand and brewing facilities in Brazil.

Net interest expense for the year ended March 31, 2001, was $68.7 million, compared with $72.5 million for the prior fiscal year. The decrease reflects lower debt levels for the first nine months of the year prior to our investments in the United States and Brazil and increased interest income in respect of a note receivable relating to the sale of Beaver Lumber in fiscal 2000.

The provision for income taxes includes a $25.5 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in the February 2000 Federal Budget and the October Federal Economic Statement. As required by the new CICA handbook, section 3465, future income taxes must be measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the liability is settled or the asset is realized. For the year ended March 31, 2001, the effective tax rate on earnings from continuing operations, excluding the impact of the $25.5 million adjustment, was 42.7% compared with 45.8%, excluding the provisions for rationalization and real estate losses and the gain on sale of investment last year. The decrease is largely attributable to implementation of the new CICA handbook, section 3465, "Income Taxes," and reduced statutory tax rates.

Our cash flow from continuing operations before working capital adjustments for the year ended March 31, 2001, was $232.0 million, compared with $211.7 million for the previous year, an increase of $20.3 million or 9.6%. Cash flow per share from continuing operations for fiscal 2001 was $3.90, compared with $3.58 for the prior year.

The Sports and Entertainment business has been accounted for as a discontinued operation following the announcement in the fourth quarter that the Corporation has agreed to sell the Molson Centre and 80.1% of the Montreal Canadiens hockey club. Further information related to discontinued operations is described in more detail in note 9 to the consolidated financial statements. Earnings from discontinued operations in fiscal 2000 included $25.0 million relating to the release of a portion of previously established provisions concerning our discontinued Chemical Specialties and Retail businesses.

Review of Operations

Molson's business operations consist of our ownership of 100% of Molson Canada; 100% of Bavaria S.A., the brewing business in Brazil that was acquired in December 2000; 49.9% of Coors Canada (results proportionately consolidated), and, effective January 2001, a 50.1% interest in Molson USA, which markets the Molson brands in the United States (results also proportionately consolidated). Results for the first nine months of fiscal 2001 also included our 24.95% equity share of a business which was responsible for the marketing and distribution of the Molson and Foster's brand in the United States, and which until December 29, 2000, was owned by Miller, Foster's and Molson.

The following table contains a summary of our financial results for fiscal 2001 with a comparison to fiscal 2000.

($ millions)	2001	2000
Sales and other revenues (i)	**2,483.4**	2,375.0
Excise and sales taxes	**626.3**	621.3
	1,857.1	1,753.7
Earnings before interest, income taxes, amortization and the undernoted (i) (ii)	**351.5**	321.1
Amortization of property, plant and equipment	**49.4**	57.1
Amortization of intangible assets	**38.5**	34.2
Operating Profit (EBIT) before the undernoted (i)	**263.6**	229.8
Provisions for rationalization	**–**	(224.0)
Gain on sale of investments	**–**	25.9
Provision for real estate losses	**–**	(27.5)
EBIT (iii)	**263.6**	4.2
Percentage change – EBIT before provisions for rationalization and other non-recurring items	14.7%	

(i) Results for fiscal 2000 and for the first nine months of fiscal 2001 include equity earnings arising from the Corporation's 24.95% interest in the U.S. business (which included both the Molson and the Foster's brands). Results for the fourth quarter of fiscal 2001 include the Corporations 50.1% proportionate share in the new entity Molson USA, which markets and distributes the Molson brands in the United States. Results for the fourth quarter of fiscal 2001 also include Molson's Brazilian operations, Bavaria S.A.

(ii) Includes the net costs of operating the corporate office and maintaining a public company.

(iii) Earnings before interest and income taxes.

Sales revenue, volume and market share

The increase in sales and other revenues reflect the effect of price increases, the consolidation of Bavaria S.A.'s revenues since December 21, 2000, and the Corporation's proportionate share of 50.1% of Molson USA's revenues from January 2, 2001.

Operating profit for fiscal 2001 was $263.6 million compared to $229.8 million last year, an increase of 14.7% excluding the prior year's provisions for rationalization of $224.0 million and other items of a non-recurring nature. The higher operating profit compared to the previous year delivers on our commitment to achieve double digit EBIT growth and mainly reflects the favourable impact of wholesale and consumer price increases and benefits arising from prior year restructuring initiatives.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, as well as Molson volume shipped to the United States during fiscal 2000 and 2001.

Volume *(millions of hectolitres)*	**2001**	2000
Industry	**20.5**	20.7
Molson (Canada)	**9.2**	9.3
Molson production for shipment to the United States	**1.9**	2.2

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Estimated industry sales volume in Canada, including sales of imported beer, during the year ended March 31, 2001, decreased by 0.9% compared with fiscal 2000 to approximately 20.5 million hectolitres. The decrease occurred principally in the provinces of Ontario and Quebec and reflects the inclement weather conditions in eastern Canada during the summer of 2000. The import segment increased by 7.1%, compared with the prior year, to 1.5 million hectolitres. We anticipate that volume in the Canadian beer industry will grow slightly over the next few years due to demographic factors.

For fiscal 2001, Molson's market share of all beer sold in Canada, including imported beer, was 45.0% compared to 45.1%, reflecting intense competitive activities.

Molson Canada's Average Market Share (%)	**2001 Estimated**	2000 Actual
Including sales of imports:		
Canada	**45.0**	45.1
Quebec/Atlantic	**42.5**	42.2
Ontario/West	**46.4**	46.6

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson has the highest market share in Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. Market conditions remain highly competitive and improvement of our market share will continue to be focussed on core strategic brands nationally and on key regional markets which have strong growth opportunities.

Our Quebec/Atlantic region showed strong performance during the year, with market share up 0.3 share points. This reflects the 1.3 share point growth in a number of core brands including *MOLSON DRY*, *MOLSON EXPORT*, *RICKARD'S* and *HEINEKEN* as well as *TORNADE*, offset in part by declines in unsupported brands. *MOLSON DRY* maintained its number one status in the Quebec premium market segment and *MILWAUKEE'S BEST* is the largest selling trademark in the popular price segment in Quebec.

In the Ontario/West Region, Molson's core brand performance continues to be strong, led by *MOLSON CANADIAN, COORS LIGHT, CORONA*, and *HEINEKEN. MOLSON EXPORT* performance improved in the second half of the year following its re-launch, and new programs were implemented for *RICKARD'S* late in the fiscal year. Total Molson packaged share remained stable year over year as core brand growth of 0.6 share points offset the decline in unsupported brands. Reduced focus in certain sectors of the draught market resulted in share declines which accounted for a 0.2% overall share drop in Ontario/West. The level of competitive activity remains high, particularly in Ontario.

Molson's beer shipments to the U.S. market in fiscal 2001, which represented approximately 17% of our total volume, decreased from 2.2 million hectolitres in the previous year to 1.9 million hectolitres.

Coors Canada

The Coors Canada partnership, which is 49.9% owned by Molson, is responsible for the management of Coors brands in Canada. Molson brews, distributes and sells the *COORS LIGHT* brand in Canada. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards as well as the extension of the license agreement to cover the Maritime provinces. Molson also entered into a new arrangement to brew up to 800,000 hectolitres of Coors brands including *KEYSTONE LIGHT* in Canada for the U.S. market.

Coors Canada continued its strong performance in fiscal 2001. Both sales volume and EBITDA experienced double digit growth despite an aggressive and competitive environment during the year. The *COORS LIGHT* brand remains the market leader in the light beer category and continues to be the fourth largest brand in Canada. In fiscal 2001 the *COORS LIGHT* estimated average national market share was 6.6%.

Molson USA

Prior to December 29, 2000, Molson owned a 24.95% interest in an entity that marketed and distributed Molson and Foster's brands in the United States. Effective December 29, 2000, Molson re-acquired its rights to the Molson brands in the United States. As part of this transaction the Corporation also disposed of its interest in that entity, now operating as Foster's USA, which continues to be owned jointly by Miller and Foster's, and markets and distributes the Foster's brand in the United States. Molson Canada continues to produce the Foster's brand for Foster's USA and as a result continues to benefit from increased utilization of its brewing capacity.

On January 2, 2001, Molson entered into a new arrangement with Coors Brewing Company, ("Coors") for the marketing and distribution of Molson-owned brands including *MOLSON CANADIAN, MOLSON GOLDEN* and *MOLSON ICE* in the United States. As part of this arrangement, Coors acquired a 49.9% interest in a new entity, Molson USA, in which Molson holds the remaining 50.1% interest. Coors provides sales, distribution and administrative support for Molson USA, which is based in Golden, Colorado.

The repurchase of the Molson brands in the United States and the new partnership with Coors allows Molson to take control of a growth opportunity to rebuild the Molson brand in the United States — the largest and fastest growing import market in the world.

Our equity earnings from the former U.S. entity, in which we held a 24.95% interest until we repurchased the rights to the Molson brands effective December 29, 2000, was $4.2 million, compared with $8.2 million in fiscal 2000.

Brazil

Effective December 21, 2000, Molson entered the South American beer market with the purchase of the *BAVARIA* brand and certain brewing facilities from Companhia de Bebidas das Américas ("AmBev").

Under the terms of the agreement with AmBev, Molson acquired Bavaria S.A., whose assets include the *BAVARIA* brand and five breweries, for an initial payment of US$98 million, subject to adjustment based on market share at the date of closing, with the balance of the purchase price contingent on increased market share performance. The initial purchase price was subsequently reduced by US$3.7 million (Brazilian Real 7.2 million) to reflect the lower than anticipated market share at the date of closing. Additional purchase price installments will depend on the attainment of certain market share thresholds. The total purchase price could reach the equivalent of US$213 million (at December 31, 2000, exchange rates) within five years if the market share for the *BAVARIA* brand reaches a level of 6.5%. As part of the transaction, Molson has gained access to the AmBev distribution network for a minimum of four years and, through Bavaria S.A., has the option to extend the period to ten years. Management offices for Bavaria S.A. have been established in Rio de Janeiro.

Other

In Ontario, beer for home consumption is sold either through Brewers Retail Inc. ("BRI") or the Liquor Control Board of Ontario ("LCBO"), which is the government agency responsible for the distribution and sale of alcoholic beverages (primarily distilled spirits and wine) in the province. Through a limited selection of brands and package sizes, LCBO sales account for approximately 19% of the home consumer beer volume sold in Ontario, with the BRI system responsible for all other home consumer beer sales in that province. The issue of privatization of the LCBO has been raised in the past and Molson continues to monitor the distribution system closely to ensure that efficiency and service provided to our customers is maintained. This is seen as an ongoing process which involves working closely with BRI's shareholders and users to ensure that BRI and LCBO complement each other and continue to provide consumers with an extensive selection of products in a modern retailing environment.

In the Western provinces, Brewers Distributors Ltd. ("BDL"), the industry-owned distribution entity, continued its efforts to increase the competitiveness of the distribution system. New collective agreements have been signed in Saskatchewan and in Calgary, Alberta. BDL was not able to achieve the required competitiveness in Edmonton; consequently, the facility was closed and the work outsourced in June 2000.

In addition to previously announced initiatives, we are continuing to actively evaluate other programs aimed at creating additional value by permanently reducing the cost of doing business. A significant portion of Molson Canada's material costs, such as malted barley, processed corn, aluminum and corrugated paper, however, are exposed to the price risks characteristic of commodities.

Provisions for Rationalization

Results for the prior year included provisions for rationalization totalling $224 million relating to:

- the consolidation of our Ontario brewing operations and the decision to close our Barrie brewery, effective September 2000. A pre-tax provision of $188.0 million was recorded during the third quarter of fiscal 2000 to cover the costs of this rationalization, including the write-down of capital assets; and
- a charge of $36.0 million with respect to costs associated with implementing certain organizational redesign initiatives, including an 18% reduction in salaried employees recorded in the second quarter of fiscal 2000.

Discontinued operations

On January 31, 2001, the Corporation announced a transaction for the sale of an 80.1% interest in the Montreal Canadiens Hockey Club and 100% of the Molson Centre in a deal valued at $275 million. The transaction, which is expected to close within the first quarter of fiscal 2002, is subject to final documentation and approval of the National Hockey League Board of Governors.

Consequently, the results of operations of the Sports and Entertainment business, which consists of Club de Hockey Canadien, Inc., owner of the Montreal Canadiens of the National Hockey League, and Molson Centre Inc., which owns and operates a multi-purpose sports and entertainment venue in Montreal, have been accounted for as discontinued operations. Results of discontinued operations for the year ended March 31, 2001, include the after-tax loss of the Sports and Entertainment business for the period to January 31, 2001. The Corporation does not expect to record any after-tax loss on this transaction and any gain will only be recorded when realized.

During fiscal 2000, we completed the sale of the business operations of Beaver Lumber, our remaining retail business, to Home Hardware Stores Limited (Home Hardware) of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million including a $35 million promissory note. The promissory note payable by Home Hardware, which is secured by a first charge against the Beaver Lumber real estate acquired by Home Hardware and certain other properties, bears interest at 8% per annum. Repayments of principal and interest commence in October 2002, with the remaining balance due in full in October 2004. During fiscal 2001 Home Hardware sold certain property and, in accordance with the terms of the note payable, made payments of $0.2 million against the outstanding principal.

In fiscal 2000, previously established provisions for environmental remediation costs, closure costs and other claims related to discontinued operations were reduced by $25 million. This amount was included in earnings from discontinued operations. The remaining provisions relating to discontinued operations are included in current and non-current liabilities of discontinued operations in the consolidated balance sheet. Earnings from discontinued operations for the prior year also reflect a tax benefit of $1.8 million resulting from previously unrecognized tax loss carry-forwards used in the year.

Financial Condition and Liquidity

Our consolidated balance sheet as at March 31, 2001, together with comparative fiscal 2000 figures, is summarized as follows:

($ millions)	**2001**	2000
Current assets	**432.4**	452.4
Less: Current liabilities	**(618.4)**	(598.7)
Working capital	**(186.0)**	(146.3)
Investments and other assets	**93.0**	278.9
Property, plant and equipment	**914.9**	776.5
Intangible assets	**1,518.8**	1,266.8
Non-current assets of discontinued operations	**321.7**	337.2
	2,662.4	2,513.1
Represented by:		
Long-term debt	**1,204.4**	1,111.9
Deferred gain	**50.8**	56.9
Deferred liabilities	**74.3**	47.3
Future income taxes	**381.1**	111.8
Non-current liabilities of discontinued operations	**156.4**	159.5
	1,867.0	1,487.4
Shareholders' equity	**795.4**	1,025.7
	2,662.4	2,513.1

In fiscal 2002, working capital requirements will continue to be funded through cash generated from operations and available credit facilities.

Long-term debt maturities through to fiscal 2003 are expected to be financed by accumulated cash provided from operations or by utilization of the existing or renewed term loan facility.

At March 31, 2001, our ratio of current assets to current liabilities was 0.7:1 compared to 0.8:1 last year.

Our current commercial paper rating by Dominion Bond Rating Service ("DBRS") is R-1 (low) with a stable trend.

Financial Instruments and Long-Term Liabilities
Our consolidated long-term debt for the years ended March 31, 2001 and 2000 was as follows:

($ millions)	**2001**	2000
Debentures	**298.6**	298.0
Term loan (Molson Canada)	**169.4**	74.6
Debentures (Molson Canada)	**736.4**	739.3
	1,204.4	1,111.9

- Our long-term debt increased by $92.5 million or 8.3% during fiscal 2001, reflecting incremental debt incurred to finance the repurchase of our brands in the United States and the acquisition of the Bavaria brand and certain brewing facilities in Brazil.
- Details of the Debentures are provided under note 15 of the consolidated financial statements.

The Term loan (Molson Canada) represents borrowings made by Molson Canada under a $300.0 million revolving floating rate arrangement, which is unsecured and without recourse to Molson Canada's partners. The principal amount is fully repayable on August 31, 2003.

Molson Inc.'s current credit rating on its long-term debt, by both DBRS and Canadian Bond Rating Service ("CBRS"), is A (low) with a stable trend.

Molson Canada's current rating on its long-term debt, by both DBRS and CBRS, is A with a stable trend.

In the fourth quarter of fiscal 2001 we concluded a securitization arrangement for the sale, with limited recourse, of up to $125.0 million of certain accounts receivable to an independent trust. On March 30, 2001, we received proceeds of $57.0 million from the sale of a portion of the outstanding receivables.

Interest rates on total long-term debt ranged between 5.1% and 9.1% during fiscal 2001.

- At March 31, 2001, our net debt-to-equity ratio was 59:41, compared to 52:48 last year, reflecting the combined impact of additional debt to finance business investments during the year and a $320.0 million non-cash reduction in shareholders equity following the implementation of new accounting rules relating to Employee Future Benefits and Income Taxes (see note 2 to the consolidated financial statements).

We utilize off-balance sheet financial instruments primarily to manage the volatility of borrowing costs and to hedge the economic risk of U.S. dollar amounts and certain commodity requirements. The instruments that we use to manage these risks chiefly consist of interest rate swaps to manage interest rate exposure on long-term debt, and foreign currency options and forward contracts to manage foreign currency exposure. We are currently a net buyer of U.S. dollars and have entered into certain foreign exchange contracts. Molson also hedges some commodity purchases with futures contracts on U.S. commodity exchanges. At March 31, 2001, Molson had no commodity futures contracts; however, we may enter into such contracts depending on market analysis.

- We follow a policy of not using financial instruments for speculative purposes, and have procedures in place to monitor and control the use of financial instruments.

Capital spending

Molson's capital spending of $57.1 million in fiscal 2001 (fiscal 2000 - $53.7 million) was concentrated primarily in Canada to support the Corporation's strategic requirements, including investments in the Montreal and Etobicoke breweries to upgrade capacity and efficiency. Fiscal 2002 capital spending is expected to be approximately $72.8 million.

- We expect to fund fiscal 2002 capital expenditures from our operating cash flow. All capital projects are subject to an economic value added ("EVA") analysis to ensure that spending is prioritized in order to maximize shareholder value.

Shareholders' equity

Our capital stock increased during fiscal 2001 by $9.0 million to $477.6 million at March 31, 2001, reflecting the issuance of stock dividends and the exercise of stock options.

- Our book value per share decreased to $13.30 at March 31, 2001, from $17.30 at March 31, 2000, reflecting the non-cash accounting charge against retained earnings in fiscal 2001 of $320.0 million, resulting from the implementation of new accounting rules relating to Employee Future Benefits and Income Taxes (see note 2 to the consolidated financial statements).

- Shareholders' equity at March 31, 2001, includes a cumulative unrealized translation adjustment of $10.3 million reflecting the net change in foreign currency denominated net assets of self-sustaining foreign operations on their translation into Canadian dollars at year end. The translation adjustment for the current year mainly reflects the relative strengthening of the Canadian dollar compared to the Brazilian Real.

Dividends

Dividends paid to shareholders totalled $42.9 million in fiscal 2001, compared with $42.7 million in fiscal 2000. Our annual dividend rate was maintained at $0.72 per share during fiscal 2001.

Changes in financial position

The increase in net cash of $51.7 million, together with a comparison for fiscal 2000, is summarized below:

($ millions)	**2001**	2000
Provided from operations	**232.0**	211.7
Provided from (used for) working capital	**44.5**	(18.8)
Rationalization costs	**(48.3)**	(37.0)
Provided from operating activities	**228.2**	155.9
Used for investing activities	**(303.3)**	(30.5)
Provided from (used for) financing activities	**118.0**	(148.6)
Increase (decrease) in net cash from continuing operations	**42.9**	(23.2)
Increase in net cash from discontinued operations	**8.8**	5.9
Increase (decrease) in net cash	**51.7**	(17.3)

Cash provided from working capital in fiscal 2001 amounted to $44.5 million, due mainly to an increase in accounts payable.

Cash used for investing activities of $303.3 million included $277.0 million relating to the purchase of the Bavaria brand and brewing facilities in Brazil and the repurchase of our brands in the United States; and $57.1 million spent on additions to property, plant and equipment. Last year's cash used for investing activities was partially offset by proceeds from the disposal of investments and other assets, including the transaction relating to CTV Sports Net.

Cash provided from financing activities of $118.0 million reflects the incremental debt to finance the business acquisitions described in note 3 of the consolidated financial statements and $57.0 million relating to the sale of certain accounts receivable, offset in part by cash dividends of $40.6 million. During fiscal 2000, we issued $300.0 million in debentures and used the proceeds to repay the outstanding amount of $280.0 million drawn under the $550.0 million credit facility (which was then cancelled) and for general corporate purposes.

Contingent liabilities

We are subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses, none of which is expected to materially affect our financial results.

Environment

We have a comprehensive program, guided by a committee of the Board of Directors, to oversee environmental, crisis management and health and safety matters. Management has concluded, based upon existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by us on these matters, other than as specifically provided for, are not likely to be material to our operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Impact of new accounting pronouncements

Effective with the fiscal year commencing on April 1, 2000, Molson adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of the new Canadian Institute of Chartered Accountants handbook, section 3461, "Employee Future Benefits" and section 3465, "Income Taxes." Further details are provided in note 2 to the consolidated financial statements.

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five external directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.



Daniel J. O'Neill
President and Chief Executive Officer
May 9, 2001



Robert Coallier
Executive Vice President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Canada, May 9, 2001

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)	2001	2000
Sales and other revenues	**$ 2,483.4**	$ 2,375.0
Brewing excise and sales taxes	**626.3**	621.3
	1,857.1	1,753.7
Costs and expenses		
Cost of sales, selling and administrative costs	**1,505.6**	1,432.6
Provisions for rationalization (note 5)	**–**	224.0
Gain on sale of investment (note 6)	**–**	(25.9)
Provision for real estate losses	**–**	27.5
	1,505.6	1,658.2
Earnings before interest, income taxes and amortization	**351.5**	95.5
Amortization of property, plant and equipment	**49.4**	57.1
Amortization of intangible assets	**38.5**	34.2
Earnings before interest and income taxes	**263.6**	4.2
Net interest expense (note 7)	**68.7**	72.5
Earnings (loss) before income taxes	**194.9**	(68.3)
Income tax expense (recovery) (note 8)	**57.7**	(2.5)
Earnings (loss) from continuing operations	**137.2**	(65.8)
Earnings (loss) from discontinued operations (note 9)	**(3.3)**	21.8
Net earnings (loss)	**$ 133.9**	$ (44.0)
Earnings (loss) per share from continuing operations (note 10)	**$ 2.31**	$ (1.11)
Earnings (loss) per share (note 10)	**$ 2.25**	$ (0.74)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31, 2001 and 2000 (Dollars in millions)	2001	2000
Retained earnings – beginning of year	**$ 557.1**	$ 643.8
Charge against retained earnings as a result of implementation of new accounting rules (note 2)	**(320.0)**	–
Retained earnings – beginning of year, as restated	**237.1**	643.8
Net earnings (loss)	**133.9**	(44.0)
	371.0	599.8
Dividends – cash	**40.6**	39.7
Dividends – stock	**2.3**	3.0
	42.9	42.7
Retained earnings – end of year	**$ 328.1**	$ 557.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

As at March 31, 2001 and 2000 (Dollars in millions)	2001	2000
Assets		
Current assets		
Cash and short-term investments	**$ 70.1**	$ 61.7
Accounts receivable (note 17)	**102.3**	153.6
Inventories (note 11)	**138.9**	131.6
Prepaid expenses	**51.8**	47.1
Current assets of discontinued operations (note 9)	**69.3**	58.4
	432.4	452.4
Investments and other assets (note 12)	**93.0**	278.9
Property, plant and equipment (note 13)	**914.9**	776.5
Intangible assets (note 14)	**1,518.8**	1,266.8
Non-current assets of discontinued operations (note 9)	**321.7**	337.2
	$ 3,280.8	$ 3,111.8
Liabilities		
Current liabilities		
Bank indebtedness	**$ –**	$ 39.4
Accounts payable and accruals	**365.7**	295.7
Provision for rationalization costs	**49.2**	97.5
Taxes payable	**98.6**	88.3
Dividends payable	**10.8**	10.7
Future income taxes (note 8)	**49.5**	26.2
Current liabilities of discontinued operations (note 9)	**44.6**	40.9
	618.4	598.7
Long-term debt (note 15)	**1,204.4**	1,111.9
Deferred gain (note 16)	**50.8**	56.9
Deferred liabilities	**74.3**	47.3
Future income taxes (note 8)	**381.1**	111.8
Non-current liabilities of discontinued operations (note 9)	**156.4**	159.5
	2,485.4	2,086.1
Shareholders' equity		
Capital stock (note 18)	**477.6**	468.6
Retained earnings	**328.1**	557.1
Unrealized translation adjustments (note 22)	**(10.3)**	–
	795.4	1,025.7
	$ 3,280.8	$ 3,111.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:



Daniel J. O'Neill, Director



Lloyd I. Barber, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)	**2001**	2000
Operating activities		
Earnings (loss) from continuing operations	**$ 137.2**	$ (65.8)
Provisions for rationalization (note 5)	**–**	224.0
Gain on sale of investment (note 6)	**–**	(25.9)
Provision for real estate losses	**–**	27.5
Amortization of property, plant and equipment	**49.4**	57.1
Amortization of intangible assets	**38.5**	34.2
Future income taxes	**21.8**	(9.9)
Other	**(14.9)**	(29.5)
Cash provided from operations	**232.0**	211.7
Provided from (used) for working capital	**44.5**	(18.8)
Rationalization costs	**(48.3)**	(37.0)
Cash provided from operating activities	**228.2**	155.9
Investing activities		
Business acquisitions (note 3)	**(374.5)**	–
Proceeds from sale of investment in Molson USA, LLC (note 3)	**97.5**	–
Additions to property, plant and equipment (net)	**(57.0)**	(52.7)
Additions to investments and other assets	**(8.3)**	(9.8)
Proceeds from disposal of investments and other assets	**39.0**	32.0
Cash used for investing activities	**(303.3)**	(30.5)
Financing activities		
Increase in long-term debt	**261.6**	297.5
Reduction in long-term debt	**(166.8)**	(407.8)
Securitization of accounts receivable (note 17)	**57.0**	–
Cash dividends	**(40.6)**	(39.7)
Other	**6.8**	1.4
Cash provided from (used for) financing activities	**118.0**	(148.6)
Increase (decrease) in net cash from continuing operations	**42.9**	(23.2)
Increase in net cash from discontinued operations (note 9)	**8.8**	5.9
Increase (decrease) in net cash	**51.7**	(17.3)
Net cash at beginning of year	**25.2**	42.5
Net cash at end of year	**$ 76.9**	$ 25.2
Net cash consists of:		
Cash and cash equivalents	**$ 70.1**	$ 61.7
Bank overdraft	**–**	(39.4)
Cash and cash equivalents of discontinued operations	**6.8**	2.9
Net cash at end of year	**$ 76.9**	$ 25.2
Cash flow per share provided from operations	**$ 3.90**	$ 3.58

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

1. ACCOUNTING POLICIES

CONSOLIDATION

The accounts of the Molson Canada partnership and all subsidiaries are consolidated.

JOINT VENTURES AND OTHER INVESTMENTS

The Corporation's investments in the Coors Canada partnership and effective, January 2001, Molson USA, are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and net recoverable amount.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

INVENTORIES

Inventories other than returnable containers are valued at the lower of cost and net realizable value. The cost of returnable containers is amortized over their estimated useful lives.

CAPITAL ASSETS

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 2% to 5% for buildings and from 5% to 33% for equipment.

Intangible assets, which include goodwill and brand names, are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis, principally over 40 years.

The Corporation evaluates the potential permanent impairment of goodwill on an ongoing basis. Such evaluation determines any impairment in value, taking into account the ability to recover the unamortized portion of goodwill from expected future operating cash flows on an undiscounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations.

FOREIGN CURRENCY TRANSLATION

Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at year-end rates. The differences between translating assets and liabilities at year-end rates, and the exchange rates on the date of acquisition of those assets and liabilities, have been included in shareholders' equity as unrealized translation adjustments.

ACCOUNTING POLICIES (cont'd)

INCOME TAXES

Effective with the fiscal year commencing on April 1, 2000 the Corporation adopted, on a retroactive basis, without restatement of prior year's financial statements, the provisions of the new Canadian Institute of Chartered Accountants ("CICA") handbook, section 3465 "Income Taxes" as described on note 2 – Change in Accounting Policies.

Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities. The Corporation expects that it will realize its future income tax assets and liabilities in the normal course of operations.

Prior to fiscal 2001, the Corporation followed the tax deferral method of accounting for income taxes, whereby earnings were charged with income taxes relating to reported earnings. Differences between such taxes and taxes currently payable were reflected in the accounts and arose because certain items of revenue and expense were reported in the accounts at different times than they were reported for income tax purposes.

EMPLOYEE FUTURE BENEFITS

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, experience gains and losses and the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. Defined benefit pension plan assets are reported at market values. The cost of postemployment benefits other than pensions is recognized on an accrual basis over the working lives of employees. Prior to April 1, 2000, the cost of postemployment benefits other than pensions, such as health and life insurance benefits for retirees, was charged to earnings when paid. The Corporation adopted the new Canadian accounting standards for employee future benefits effective April 1, 2000 (see note 2).

STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation introduced an employee share ownership plan to all full-time employees during fiscal 2000. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings as purchases are made.

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

2. CHANGE IN ACCOUNTING POLICIES

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior year's financial statements, the provisions of the new CICA handbook section 3461 "Employee Future Benefits" and section 3465 "Income Taxes".

Implementation of the new accounting rules relating to Employee Future Benefits has, in addition to other prescribed changes, resulted in a change in the Corporation's accounting policy for postemployment benefits other than pensions (i.e., retiree supplemental health care and life insurance), from the previous policy of recognizing the cost of these benefits on a cash basis as payments are made to an accrual basis covering the projected future costs for both retired and active service employees. In addition, the discount rate used to determine the accrued pension benefit obligation is based on market rates for long-term debt instruments, which is lower than the rate previously used by the Corporation. Based on prevailing discount rates and other assumptions, implementation of these new accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0.

In accordance with the new provisions of CICA handbook section 3465 relating to Income Taxes, future income taxes are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities. The required implementation of these new accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.

3. BUSINESS ACQUISITIONS

On December 21, 2000, the Corporation acquired Bavaria S.A., whose assets include the Bavaria brand and five breweries in Brazil for US$94.3, with additional amounts payable contingent on the attainment of certain market share thresholds. The total purchase price could reach US$213.0, at December 31, 2000 exchange rates, within five years if the Bavaria brand market share reaches a level of 6.5%.

On December 29, 2000 the Corporation completed a transaction for the repurchase of the rights to the Molson brands in the United States for US$133.0 and an exchange of its 24.95% interest in the former U.S. business.

BUSINESS ACQUISITIONS (cont'd)

On January 2, 2001, the Corporation entered into a new business arrangement with Coors Brewing Company ("Coors") for marketing and distribution of the Molson brands in the United States. As part of this arrangement the Corporation sold a 49.9% interest in a newly formed entity, Molson USA, to Coors for cash consideration of US$65.0.

Details of the Corporation's acquisitions in fiscal 2001 are as follows:

	Brazil	United States	Total
Assets acquired and liabilities assumed:			
Working capital	$ (5.8)	$ 5.9	$ 0.1
Property, plant and equipment	141.1	–	141.1
Brand names	15.6	151.9	167.5
	$ 150.9	$ 157.8	$ 308.7
Consideration:			
Cash (including transaction costs)	$ 150.9	$ 223.6	$ 374.5
Book value of interest exchanged	–	31.7	31.7
	$ 150.9	$ 255.3	$ 406.2
Less proceeds received from Coors on sale of interest in Molson USA	–	(97.5)	(97.5)
	$ 150.9	$ 157.8	$ 308.7

4. INVESTMENTS IN JOINT VENTURES

The following information includes the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investment in Coors Canada and, effective January 2, 2001, Molson USA, which are included in the consolidated financial statements.

	2001	2000
Assets		
Current	**$ 35.4**	$ 7.8
Non-current	**$ 17.8**	$ 18.5
Liabilities		
Current	**$ 16.7**	$ 1.4
Non-current	**$ 9.1**	$ –
Sales and other revenues	**$ 142.6**	$ 108.3
Operating costs and other expenses	**$ 104.5**	$ 75.5
Cash provided from (used for):		
Operating activities	**$ 50.9**	$ 33.4
Investing activities	**$ (0.1)**	$ (0.1)

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

5. PROVISIONS FOR RATIONALIZATION

On September 8, 1999, Molson Canada announced an organizational redesign which included measures to centralize the development of strategy for marketing and operations, while maintaining decentralized execution, and to increase productivity through a combination of cost reductions and administrative process improvements. This resulted in a significant reduction in the number of salaried employees across Canada and a second-quarter pre-tax charge of $36.0 in respect of costs associated with implementing these initiatives.

On October 7, 1999, Molson Canada announced the closure of its Barrie brewery, effective September 2000. A pre-tax provision of $188.0 to cover the costs of this rationalization, including the write-down of capital assets, was recorded in the third quarter of fiscal 2000.

6. GAIN ON SALE OF INVESTMENT

The gain on sale of investment of $25.9 relates to a transaction concluded in February 2000, whereby, for proceeds of $28.0, the Corporation sold 9.99% of its 20% interest in CTV Sports Net Inc. to Rogers Communications Inc. ("Rogers") and granted Rogers an irrevocable option to acquire the remaining interest of 10.01% for nominal consideration, subject to CRTC approval.

7. NET INTEREST EXPENSE

	2001	2000
Interest on long-term debt	**$ 73.0**	$ 73.9
Other interest	**0.1**	0.1
	73.1	74.0
Less: Interest income	**(4.4)**	(1.5)
	$ 68.7	$ 72.5

Interest paid in fiscal 2001 was $72.8 (2000 – $69.0).

8. INCOME TAXES

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense (recovery) in the consolidated financial statements:

	2001	2000
Earnings (loss) before income taxes	$ 194.9	$ (68.3)
Income taxes at Canadian statutory rates (2001 – 41.8%, 2000 – 42.5%)	81.5	(29.1)
Increased (decreased) by the tax effect of:		
Manufacturing and processing deduction	(14.0)	2.5
Non-deductible amortization of intangible assets	5.6	13.9
Large corporations tax	4.3	4.3
Capital losses not recognized in the year (net)	–	4.5
Non-taxable amortization of deferred gain	–	(2.6)
Non-deductible and other items	5.8	4.0
Effect of tax rate changes on future income taxes	(25.5)	–
	$ 57.7	$ (2.5)
Comprised of:		
Current portion	$ 35.9	$ 7.4
Future portion	$ 21.8	$ (9.9)

Income taxes paid in fiscal 2001 were $8.9 (2000 – $2.5).

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2001	2000
Future tax assets		
Deferred gain	$ 17.2	$ –
Provision for rationalization costs	15.9	29.4
Other	83.7	13.3
	116.8	42.7
Future tax liabilities		
Intangible assets	(291.5)	–
Property, plant and equipment	(129.1)	(118.9)
Partnership income deferral	(80.5)	(59.4)
Other	(46.3)	(2.4)
	(547.4)	(180.7)
Net future tax liabilities	$ (430.6)	$ (138.0)
Comprised of:		
Current portion	$ (49.5)	$ (26.2)
Long term portion	$ (381.1)	$ (111.8)

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

INCOME TAXES (cont'd)

The Corporation has significant U.S. tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation.

9. DISCONTINUED OPERATIONS

	2001	2000
Sales and other revenues	**$ 149.7**	$ 399.2
Loss before income taxes	**(5.1)**	(7.3)
Income tax recovery	**1.8**	2.3
Net loss from operations to measurement date	**(3.3)**	(5.0)
Reduction in the provision for loss	**–**	25.0
Tax recovery from tax loss carry-forwards	**–**	1.8
Earnings (loss) from discontinued operations	**$ (3.3)**	$ 21.8

Cash provided from (used for) discontinued operations is as follows:

	2001	2000
Operating activities	**$ 7.1**	$ (6.8)
Investing activities	**1.7**	21.9
Financing activities	**–**	(9.2)
Cash provided from discontinued operations	**$ 8.8**	$ 5.9

Sports and Entertainment

On January 31, 2001, the Corporation announced a $275.0 transaction including the sale of 100% of the Molson Centre for $100.0 and the sale of 80.1% of the Montreal Canadiens Hockey Club with an option for the Corporation to sell its remaining interest for a minimum price of $25.0. The transaction is subject to final documentation and approval of the National Hockey League Board of Governors and is expected to close during the first quarter of fiscal 2002.

Results of discontinued operations for the year ended March 31, 2001, include the after-tax loss of the Sports and Entertainment business for the period to January 31, 2001. After estimated tax recoveries totalling $37.0, the Corporation expects no loss on the disposition of the Sports and Entertainment business. Any gain arising on the completion of this transaction will be recorded in fiscal 2002.

Non current assets and liabilities of discontinued operations includes land under a capital lease and a related land lease obligation, in respect of a 99-year lease arrangement for the land on which the Molson Centre has been constructed. The lease payments are based on prevailing interest rates and changes in the Consumer Price Index. The lease payments during the next five years using the prime interest rate at March 31, 2001 are estimated to be $3.1, $3.1, $3.3, $3.5 and $3.5. The Corporation has an option to acquire the property for $50.0 at any time commencing after October 2003.

DISCONTINUED OPERATIONS (cont'd)

Retail and Chemical Specialties

In fiscal 1999, the Corporation discontinued its participation in The Home Depot Canada and Beaver Lumber. On October 25, 1999, the Corporation concluded a transaction to sell the business operations of Beaver Lumber, the Corporation's remaining retail business, to Home Hardware Stores Limited ("Home Hardware") of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68.0 in cash and debt.

In fiscal 1996, the Corporation discontinued its participation in Diversey Corporation's Chemical Specialties business and, with the exception of a number of redundant plants and other facilities, the three principal businesses of this segment were disposed of in fiscal 1997.

The estimated losses on the disposals of Diversey and Beaver Lumber were based on management's best estimate assumptions with respect to a variety of items. These included the proceeds to be realized on retained assets, provisions for remediation, closure and other costs related to the disposition of redundant plants and other facilities previously operated by Diversey and Beaver Lumber and not yet disposed of, and other actual and contingent liabilities and other possible claims.

In fiscal 2000, management released an amount of $25.0 from previously established provisions for loss on disposition, remediation, closure and other claims related to discontinued operations based on information and facts then available. The remaining balance of the provision for loss is included in the current and non-current liabilities of discontinued operations in the consolidated balance sheet.

There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

10. EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year (2001 – 59,518,267 shares; 2000 – 59,216,721 shares).

11. INVENTORIES

INVENTORIES	2001	2000
Finished and in process	**$ 55.7**	$ 51.6
Raw materials and supplies	**38.0**	33.1
Returnable containers	**45.2**	46.9
	$ 138.9	$ 131.6

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

12. INVESTMENTS AND OTHER ASSETS

	2001	2000
Investments, at equity (i)(ii)	$ 21.8	$ 85.6
Investments, at cost	12.5	14.8
Long-term receivables (iii)	51.3	51.4
Deferred pension assets	–	92.7
Deferred charges	7.4	11.7
Real estate held for sale	–	22.7
	$ 93.0	$ 278.9

(i) Includes the Corporation's interest in Brewers Retail Inc. Fiscal 2000 also included a 24.95% interest in a US business, which was sold on December 29, 2000 (see note 3).

(ii) Included in "Sales and other revenues" are equity earnings of $4.9 (2000 – $8.2).

(iii) Includes a $34.8 (2000 – $35.0), 8% secured note receivable from Home Hardware resulting from the sale of Beaver Lumber, together with accrued interest of $3.0 (2000 – $0.8).

13. PROPERTY, PLANT AND EQUIPMENT

	2001			2000		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	$ 59.4	$ –	$ 59.4	$ 58.4	$ –	$ 58.4
Buildings	343.3	102.2	241.1	287.4	98.2	189.2
Equipment (i)	894.2	291.1	603.1	750.2	244.2	506.0
Assets under construction	11.3	–	11.3	22.9	–	22.9
	$ 1,308.2	$ 393.3	$ 914.9	$ 1,118.9	$ 342.4	$ 776.5

(i) Includes equipment under capital lease with a cost of $nil (2000 - $6.8) and accumulated amortization of $nil (2000 – $5.0).

14. INTANGIBLE ASSETS

	2001	2000
Goodwill (i)	$ 198.0	$ 203.6
Brand names (ii)	1,320.8	1,063.2
	$ 1,518.8	$ 1,266.8

(i) The cost and accumulated amortization of goodwill at March 31, 2001 amounted to $216.0 (2000 – $216.0) and $18.0 (2000 – $12.4), respectively.

(ii) The cost and accumulated amortization of brand names at March 31, 2001 amounted to $1,418.7 (2000 – $1,128.2) and $97.9 (2000 – $65.0), respectively. The additions in the current fiscal year relate to the adoption of the new income tax rules as described in note 2 as well as the business acquisitions as described in note 3.

15. LONG-TERM DEBT

	2001	2000
Term loan (Molson Canada) (i)	$ 169.4	$ 74.6
Debentures (ii)		
$150 – 5.40% due May 3, 2002	149.5	149.1
$150 – 5.50% due May 3, 2004	149.1	148.9
Debentures (Molson Canada) (iii)		
$150 – 8.20% due March 11, 2003	149.9	149.9
$200 – 6.00% due June 2, 2008	199.4	199.4
$100 – 9.10% due March 11, 2013	99.9	99.9
$150 – 8.40% due December 7, 2018	149.8	149.8
$100 – 6.70% due June 2, 2028	99.4	99.4
Fair value adjustment (iv)	38.0	40.9
	$ 1,204.4	$ 1,111.9

(i) Represents borrowings made by Molson Canada under a $300.0 revolving floating rate arrangement, which is unsecured and without recourse to the partners. The principal amount of the facility is fully repayable on August 31, 2003. Loans under this facility bore interest at rates averaging 6.5% during fiscal 2001 (fiscal 2000 – 5.6%).

(ii) Represents debentures issued by the Corporation on May 3, 1999. The debentures are redeemable at the option of Molson Inc. at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. The debentures are direct unsecured obligations of the Corporation.

(iii) Represents debentures issued by Molson Canada. The debentures are redeemable at the option of Molson Canada at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. Debenture holders have no recourse against assets of the Corporation other than assets distributed by Molson Canada to the Corporation in violation of certain covenants in the trust indenture, or assets distributed in certain instances when Molson Canada is insolvent and which, in each case, are not returned to Molson Canada.

(iv) Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted average basis which, at the acquisition date, was approximately 15 years.

(v) On May 3, 1999, the Corporation entered into a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation has options to extend the facility, subject to the approval of the lenders. Effective May 1, 2001, the facility was extended for an additional period of 364 days. There have been no drawings on this facility to date.

(vi) The aggregate maturities of long-term debt during the next five years are estimated to be $nil, $300.0, $169.4, $150.0 and $nil.

16. DEFERRED GAIN

The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain totalling $50.8 (2000 – $56.9) will be brought into earnings in equal instalments over the next 8 years or earlier if the non-cash assets are realized.

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

17. FINANCIAL INSTRUMENTS

The Corporation uses hedging and derivative financial instruments to limit financial risk related to foreign exchange and interest rates. During fiscal 2001 and fiscal 2000, all derivative financial instruments were held for hedging purposes.

The Corporation has entered into forward foreign exchange contracts. Resulting gains and losses arising from the use of these forward purchase contracts are recorded upon maturity of the transaction. As at March 31, 2001, the Corporation had outstanding contracts for US $46.0 (2000 – US $59.5). At March 31, 2001, the unrealized gain from these contracts was $2.7 (2000 –$0.4 loss).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $1,038 (2000 – $1,034).

Under a securitization program the Corporation sold $57.0 of its accounts receivable, at an amount approximating book value.

18. CAPITAL STOCK

Authorized

The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;

(b) an unlimited number of Class "B" common shares; and

(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.067 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.067 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

CAPITAL STOCK (cont'd)

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

ISSUED AND OUTSTANDING

At March 31, the following shares were issued and outstanding:

	2001		2000	
	Shares	**Amount**	Shares	Amount
Class "A" non-voting	**47,763,812**	**$ 471.7**	47,225,405	$ 462.7
Class "B" common	**12,002,967**	**5.9**	12,053,767	5.9
	59,766,779	**$ 477.6**	59,279,172	$ 468.6

During the year the following shares were issued:

	2001		2000	
	Shares	**Amount**	Shares	Amount
Class "A" non-voting				
Stock options exercised(i)	**400,459**	**$ 6.6**	104,636	$ 1.2
Stock dividend payments	**84,865**	**2.3**	132,795	3.0
Issued for cash	**2,283**	**0.1**	5,016	0.1
	487,607	**$ 9.0**	242,447	$ 4.3

(i) Including the exercise of options under the stock appreciation rights plan

During the year ended March 31, 2001, 50,800 Class "B" common shares (2000 – 40,000) were converted into Class "A" non-voting shares.

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

CAPITAL STOCK (cont'd)

STOCK OPTIONS

A summary of the status of the Corporation's stock option plan as at March 31, 2001 and 2000 and of changes during the years ending on those dates is presented below:

	2001		2000	
	Stock Options	**Weighted Average Exercise Price**	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	**2,749,188**	**$ 23.78**	2,868,163	$ 23.88
Granted	**618,000**	**29.24**	599,125	23.96
Exercised	**(724,688)**	**26.00**	(518,350)	23.85
Forfeited	**(184,750)**	**24.49**	(199,750)	25.66
Outstanding at end of year	**2,457,750**	**$ 24.44**	2,749,188	$ 23.78

The following table summarizes information on stock options outstanding at March 31, 2001:

Range of Exercise Prices	Outstanding at March 31, 2001	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2001	Weighted Average Exercise Price
$20.38–$25.73	1,739,500	7.5	$ 22.26	183,125	$ 23.02
$26.34–$45.93	718,250	7.5	$ 29.72	157,170	$ 28.72
	2,457,750	7.5	$ 24.44	340,295	$ 25.65

At March 31, 2001, 2,078,997 Class "A" non-voting shares (2000 – 2,174,535) were available for granting further options and 488,253 Class "A" non-voting shares (2000 – 575,884) were available for optional stock dividends.

All options carry stock appreciation rights whereby the optionee is entitled to receive shares having an aggregate market value equal to the excess of the market value of Class "A" non-voting shares on the date of exercise over the price of the option, in lieu of exercising the option to acquire the Class "A" non-voting shares.

19. COMMITMENTS AND CONTINGENCIES

The following table represents minimum lease payments for operating lease obligations.

Fiscal Year	Minimum Lease Payments
2002	$ 18.7
2003	15.1
2004	13.2
2005	10.6
2006	5.9
Thereafter	17.8
Total	$ 81.3

At March 31, 2001, the Corporation had outstanding letters of credit totalling $33.1 (2000 – $37.8).

The Corporation is subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

20. PENSION AND BENEFITS

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover virtually all employees, and certain postemployment benefit obligations. The majority of pension plans provide defined benefits.

The components for the Corporation's benefit expense include the following:

	Pension Plans 2001	Pension Plans 2000	**Other Benefit Plans 2001**
Defined benefit plans			
Benefits earned during the year	**$ 8.2**	$ 6.7	**$ 1.3**
Interest cost on benefit obligation	**54.2**	51.7	**6.4**
Return on plan assets	**(54.6)**	(59.0)	**–**
Other	**1.5**	38.6 (i)	**–**
	9.3	38.0	**7.7**
Defined contribution plans	**3.7**	3.3	**–**
Benefit expense – continuing operations	**$ 13.0**	$ 41.3	**$ 7.7**

(i) Includes $26.7 relating to provisions for rationalization as described in note 5.

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

PENSION AND BENEFITS (cont'd)

The actuarial determinations were based on the following assumptions in each year:

	2001	2000
Assumed discount rate – year end	7.0%	8.8%
Expected long-term rate of return on plan assets	7.5%	8.8%
Rate of increase in future compensation	5.0%	5.0%
Rate of increase in future government benefits	2.5%	5.0%

The health care cost trend rates used were 8.0% for medical, which is reduced 0.5% per year until 2007 and 5.0% thereafter.

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans.

	Pension Plan 2001	Pension Plan 2000	Other Benefit Plans 2001
Plan Obligation			
Accrued benefit obligation at beginning of year[i]	$ 770.8	$ 606.7	$ 89.3
Current service cost	12.0	8.9	1.3
Interest cost	54.2	51.7	6.4
Benefits paid	(59.6)	(51.8)	(3.9)
Actuarial gains/Other	8.9	15.6	3.3
Balance, end of the year	$ 786.3	$ 631.1	$ 96.4
Plan Assets			
Market value at beginning of year	$ 760.6	$ 701.3	–
Actual return of plan assets	54.7	60.8	–
Employer contributions	51.0	48.1	3.9
Employee contributions	3.8	2.2	–
Benefits paid	(59.6)	(51.8)	(3.9)
Balance, end of the year	$ 810.5	$ 760.6	$ –
Plan Surplus/(Deficit)			
Funded status	$ 24.2	$ 129.5	$ (96.4)
Unamortized net actuarial gain/(loss)	4.6	(60.5)	3.3
Other unamortized amounts	2.7	28.3	–
Other	1.3	9.8	1.0
Accrued benefit asset (liability)	$ 32.8	$ 107.1	$ (92.1)

(i) The fiscal 2001 determinations in the above tables applied Section 3461 of the CICA Handbook while the fiscal 2000 determination applied Section 3460 of the CICA Handbook. The change in accrued benefit obligation from the end of fiscal 2000 to the beginning of fiscal 2001 relates to adoption of CICA 3461 at the beginning of fiscal 2001 (which was premised on a discount rate at that date of 7.25%).

PENSION AND BENEFITS (cont'd)

As at March 31, 2001, five of the Corporation's pension plans, included in the above table, had an unfunded obligation of $49.2 with an accrued benefit obligation of $409.3 and plan assets with a fair value of $360.1.

As at March 31, 2001, approximately 62% of all pension plan assets were invested in equities, 36% in fixed income securities, and 2% in cash.

21. RELATED PARTY TRANSACTIONS

In the ordinary course of business, Molson Canada enters into transactions with the Corporation and its affiliates. All related party transactions are recorded at their exchange amounts.

Molson Canada has license and manufacturing, distribution and sales agreements with Coors Canada, a partnership between Coors Canada Inc. and the Corporation. Molson Canada also incurs distribution costs from equity-accounted provincial distribution companies.

Effective December 29, 2000, the Corporation repurchased its brands in the United States and sold its interest in a business, which had been owned 50.1% by Miller and 24.95% by each of the Corporation and Fosters Brewing Group. Effective January 2, 2001, Molson Canada entered into a license and beer supply agreement with Molson USA, a newly formed joint venture between Coors Brewing Company and the Corporation.

Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $206.0 (2000 – $196.3) charged by equity-accounted provincial distribution companies and Coors Canada.

Included in accounts receivable as at March 31, 2001 was $9.8 due from Molson USA, and $0.9 (2000 – $1.5) due from Coors Canada. Included in accounts payable and accruals as at March 31, 2001 were amounts of $0.2 (2000 – $1.0) and $5.0 (2000 – $4.6) and $5.7 (2000 – $12.1) payable to Molson USA, Coors Canada and the equity-accounted provincial distribution companies, respectively. Sales to Molson USA for the period January 2, 2001 to March 31, 2001 were $19.2.

22. UNREALIZED TRANSLATION ADJUSTMENTS

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign self-sustaining operations, resulted in a loss of $10.3 at March 31, 2001 as a result of the relative strengthening of the Canadian dollar at March 31, 2001 against the Brazilian Real.

For the years ended March 31, 2001 and 2000 (Dollars in millions, except per share amounts)

23. SEGMENT DISCLOSURES

The Corporation operates one reportable segment: Brewing.

The Corporation's business is producing and marketing beer and other malt-based beverages. As of March 31, 2001, the business consisted of the Corporation's 100% interest in Molson Canada, and Bavaria, S.A., which produces and markets the Bavaria brand of beer in Brazil, a 49.9% interest in Coors Canada, which manages Coors brands in Canada, and a 50.1% interest in Molson USA, which manages Molson brands in the United States.

Sales and other revenues for the year ended March 31, 2001 include $65.7 relating to the Brazilian business, Bavaria S.A. purchased on December 21, 2000 and Molson USA which has been proportionately consolidated effective January 2, 2001 following the transactions relating to the United States business as described in note 3.

Molson Canada is a significant manufacturer and marketer of a wide range of brands of beer from six breweries in six provinces in Canada. Molson Canada produces several brands which are distributed and marketed in the United States.

24. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

25. SUBSEQUENT EVENT

On May 9, 2001, the Corporation announced that its Regina brewery will close in March 2002. A charge of approximately $50.0 will be recorded in the first quarter of fiscal 2002 to cover the costs of this rationalization, including the write-down of capital assets and other costs.

TEN YEAR OPERATING AND FINANCIAL RECORD

	2001	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operations ($ millions)										
Sales and other revenues	**2,483.4**	2,375.0	1,962.8	937.7	855.3	848.0	859.6	859.3	1,167.2	1,183.8
Brewing excise and sales taxes	**626.3**	621.3	536.0	259.8	244.5	253.2	257.6	261.9	361.8	339.5
	1,857.1	1,753.7	1,426.8	677.9	610.8	594.8	602.0	597.4	805.4	844.3
EBITDA	**351.5**	95.5	198.7	96.7	20.7	32.1	128.7	132.4	325.9	173.7
Amortization:										
property, plant and equipment	**49.4**	57.1	46.0	20.7	19.0	18.3	18.1	16.1	19.4	17.7
intangible assets	**38.5**	34.2	28.0	4.0	2.3	2.1	1.9	2.2	2.2	2.2
Net interest expense	**68.7**	72.5	55.9	3.5	9.6	27.4	31.9	33.9	37.0	44.5
Earnings (loss) before income taxes	**194.9**	(68.3)	68.7	68.5	(10.2)	(15.8)	76.8	80.2	267.3	109.3
Income tax expense (recovery)	**57.7**	(2.5)	37.7	23.1	(3.1)	15.2	18.4	22.0	42.0	31.2
Earnings (loss) from:										
continuing operations	**137.2**	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2	225.3	78.1
discontinued operations	**(3.3)**	21.8	138.9	65.7	40.6	(274.5)	28.4	67.5	(60.6)	48.1
Net earnings (loss)	**133.9**	(44.0)	169.9	111.1	33.5	(305.5)	86.8	125.7	164.7	126.2
Cash provided from operations (i)	**232.0**	211.7	166.7	80.1	88.3	66.2	43.3	188.2	190.1	229.1
Financial ($ millions)										
Working capital	**(186.0)**	(146.3)	(120.2)	312.6	520.7	30.8	113.0	283.0	229.3	205.1
Current ratio	**0.7:1**	0.8:1	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1	1.3:1	1.3:1
Additions to property, plant and equipment	**57.1**	53.7	58.7	31.9	21.6	25.7	20.1	73.5	28.2	35.7
Total assets	**3,280.8**	3,111.8	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7	2,715.6	2,368.1
Long-term debt	**1,204.4**	1,111.9	1,221.5	511.1	436.0	848.7	480.2	440.0	411.9	483.6
Shareholders' equity	**795.4**	1,025.7	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5	1,168.3	923.7
Return on shareholders' equity (average)	**14.7%**	-4.1%	16.3%	11.9%	3.6%	-24.7%	6.4%	10.2%	15.7%	14.6%
Net debt:equity ratio	**59:41**	52:48	52:48	34:66	n/m (ii)	48:52	26:74	25:75	33:67	38:62
Net interest coverage (iii)	**3.8:1**	0.1:1	2.2:1	20.6:1	-0.1:1	0.4:1	3.7:1	3.4:1	8.2:1	3.5:1
Per Share ($)										
Net earnings (loss)	**2.25**	(0.74)	2.88	1.89	0.57	(5.27)	1.49	2.13	2.76	2.25
Net earnings (loss) from continuing ops	**2.31**	(1.11)	0.53	0.77	(0.12)	(0.53)	1.00	0.99	3.77	1.39
Dividends paid	**0.72**	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Shareholders' equity	**13.30**	17.30	18.77	16.60	15.48	15.59	23.79	22.22	19.68	16.32
Cash provided from operations	**3.90**	3.58	2.82	1.36	1.51	1.14	0.74	3.19	3.18	4.08
Other										
Number of shares outstanding	**59,767**	59,279	59,037	58,942	58,607	58,060	57,732	58,896	59,382	56,588
Number of shareholders	**4,507**	4,779	4,945	5,042	5,236	5,352	5,682	5,948	6,445	6,598
Number of employees (iii)	**3,800**	3,600	3,900	3,900	4,300	4,000	4,300	4,400	4,500	4,800

(i) Fiscal years 1992 through 1994 have not been restated to exclude discontinued operations

(ii) n/m = not meaningful (cash exceeded total debt by $145.4 million)

(iii) Excludes discontinued operations

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

	FISCAL 2001				
($ millions, except per share amounts)	June	Sept.	Dec.	March	Total
Sales and other revenues	$678.1	$664.5	$588.5	$552.3	$2,483.4
Brewing excise and sales taxes	170.8	170.5	149.0	136.0	626.3
	507.3	494.0	439.5	416.3	1 857.1
Costs and expenses					
Cost of sales, selling and administrative costs	408.5	390.7	358.2	348.2	1,505.6
Provisions for rationalization	–	–	–	–	–
Gain on sale of investment	–	–	–	–	–
Provision for real estate losses	–	–	–	–	–
	408.5	390.7	358.2	348.2	1,505.6
Earnings before interest, income taxes and amortization	98.8	103.3	81.3	68.1	351.5
Amortization of property, plant and equipment	14.5	13.8	12.0	9.1	49.4
Amortization of intangible assets	9.3	9.4	9.3	10.5	38.5
Earnings before interest and income taxes	75.0	80.1	60.0	48.5	263.6
Net interest expense	16.9	15.6	15.9	20.3	68.7
Earnings before income taxes	58.1	64.5	44.1	28.2	194.9
Income tax expense (recovery)	25.4	28.4	(6.7)	10.6	57.7
Earnings from continuing operations	32.7	36.1	50.8	17.6	137.2
Earnings (loss) from discontinued operations	(0.2)	(2.8)	(1.2)	0.9	(3.3)
Net earnings	$ 32.5	$ 33.3	$ 49.6	$ 18.5	$ 133.9

	June	Sept.	Dec.	March	Total
Earnings (loss) per share:					
Continuing operations	$ 0.55	$ 0.61	$ 0.85	$ 0.29	$ 2.31
Discontinued operations	$ –	$ (0.05)	$ (0.02)	$ 0.02	$ (0.06)
Total	$ 0.55	$ 0.56	$ 0.83	$ 0.31	$ 2.25
Outstanding shares (millions)	59.3	59.4	59.7	59.7	59.5
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Share price					
Toronto Stock Exchange					
– High	$29.75	$35.25	$43.95	$ 46.60	
– Low	$21.10	$27.40	$33.15	$ 36.50	
– Close	$28.95	$34.25	$43.00	$ 44.00	
Volume of shares traded (thousands)					
Toronto Stock Exchange	5,935	4,612	5,267	8,396	

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (continued)

	FISCAL 2000				
($ millions, except per share amounts)	June	Sept.	Dec.	March	Total
Sales and other revenues	$661.3	$676.9	$ 568.1	$468.7	$2,375.0
Brewing excise and sales taxes	171.3	178.6	151.2	120.2	621.3
	490.0	498.3	416.9	348.5	1 753.7
Costs and expenses					
Cost of sales, selling and administrative costs	400.7	400.5	341.0	290.4	1,432.6
Provisions for rationalization	–	36.0	188.0	–	224.0
Gain on sale of investment	–	–	–	(25.9)	(25.9)
Provision for real estate losses	–	–	–	27.5	27.5
	400.7	436.5	529.0	292.0	1,658.2
Earnings (loss) before interest, income taxes and amortization	89.3	61.8	(112.1)	56.5	95.5
Amortization of property, plant and equipment	14.5	15.4	13.4	13.8	57.1
Amortization of intangible assets	8.5	8.6	8.5	8.6	34.2
Earnings (loss) before interest and income taxes	66.3	37.8	(134.0)	34.1	4.2
Net interest expense	18.6	18.2	18.3	17.4	72.5
Earnings (loss) before income taxes	47.7	19.6	(152.3)	16.7	(68.3)
Income tax expense (recovery)	22.1	11.8	(43.7)	7.3	(2.5)
Earnings (loss) from continuing operations	25.6	7.8	(108.6)	9.4	(65.8)
Earnings (loss) from discontinued operations	(3.0)	(3.8)	(0.1)	28.7	21.8
Net earnings (loss)	$ 22.6	$ 4.0	$(108.7)	$ 38.1	$ (44.0)
Earnings (loss) per share:					
Continuing operations	$ 0.43	$ 0.13	$ (1.84)	$ 0.16	$ (1.11)
Discontinued operations	$ (0.05)	$ (0.06)	$ –	$ 0.48	$ 0.37
Total	$ 0.38	$ 0.07	$ (1.84)	$ 0.64	$ (0.74)
Outstanding shares (millions)	59.1	59.2	59.3	59.3	59.2
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Share price					
Toronto Stock Exchange					
– High	$27.25	$28.20	$27.50	$ 26.00	
– Low	$19.85	$24.00	$24.50	$ 22.20	
– Close	$26.70	$25.35	$26.75	$ 23.30	
Volume of shares traded (thousands)					
Toronto Stock Exchange	3,624	4,140	4,055	6,287	

Molson's Board of Directors is responsible for overseeing the direction, affairs and management of the Corporation. The Board was extremely active in fiscal 2001 during which there were 15 meetings of the Board and 14 meetings of the various Board committees.

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions like the composition and independence of a company's board of directors, its role, its committees and the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. The Board believes that its governance practices correspond on the whole with the Toronto Stock Exchange guidelines.

The Board has put into place specific policies and processes relating to:
- Strategic Planning
- Risk Management
- Management Development, Assessment and Succession Planning; and
- Shareholder Communications.

Details of these are set out in the 2001 Management Proxy Circular.

To ensure that the Board operates in a manner that is independent of management:
- The roles of Chairman and Chief Executive Officer are separate
- The Board comprises a majority of unrelated directors; and
- All Board committees comprise a majority of unrelated directors

Over half of the directors became Board members in the past five years.

Directors receive at least 50% of their annual retainer in the form of Deferred Share Units, each of which has a value equal to one Molson Class "A" non-voting share. These are retained throughout the director's tenure on the Board. Directors also participate in a Stock Option Plan. These programs are designed to more closely align Molson's directors' compensation with the interests of shareholders.

Molson's corporate governance policies and practices are set out in greater detail in the 2001 Management Proxy Circular, a copy of which may be obtained from the Secretary of the Corporation.

The Board of Directors maintains five standing committees, four of which were active during fiscal 2001.

Audit and Finance Committee

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and reviews the Auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

Chairman: **Dr. L.I. Barber** Members: **M.W. Barrett, Dr. F. Bellini, D.W. Colson, R. I. Molson**

Environment, Health and Safety Committee

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents.

Chairman: **L. Beauregard** Members: **Dr. L.I. Barber, J. Béliveau, E.H. Molson, S.T. Molson**

Executive Committee

The Executive Committee acts on behalf of the Board, according to terms set by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session. The Executive Committee did not meet in Fiscal 2001.

Chairman: **R. I. Molson** Members: **D. J. O'Neill, M.W. Barrett, and E. H. Molson**

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation. In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses his performance annually in relation to these objectives. In addition, the Committee is responsible for ensuring that effective short-term and long-term succession plans are in place for senior officers of the Corporation.

Chairman: **M.W. Barrett** Members: **D.W. Colson, D.G. Drapkin, E.H. Molson, R. I. Molson**

Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

Chairman: **Dr. L.I. Barber** Members: **J. Béliveau, E.H. Molson, S.T. Molson, H. S. Riley**

DIRECTORS


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1 Dr. Lloyd I. Barber
President Emeritus, University of Regina. B.A., B. Comm. (University of Saskatchewan). M.B.A. (University of California at Berkeley). Ph.D. (University of Washington). Companion of the Order of Canada. Saskatchewan Order of Merit. Director: Bank of Nova Scotia. Cominco. CanWest Global. North West Company Inc., Greystone Capital Management Inc. Honorary doctorates: University of Alberta. Concordia University. University of Regina.

2 Matthew W. Barrett
Group Chief Executive. Barclays. London. U.K. Former Chairman of the Bank of Montreal. Officer of the Order of Canada.

3 Luc Beauregard
Founding Chairman and Chief Executive Officer, NATIONAL Public Relations Inc. Member of the Order of Canada. Director: St-Hubert Group. 3-Soft. Governor: Conseil du patronat du Québec and Conseil patronal de l'environnement du Québec. Philip A. Novikoff Memorial Award. Chairman, College of Fellows, Canadian Public Relations Society.

4 Jean Béliveau
Former Senior Vice President. Corporate Affairs. Club de Hockey Canadien, Inc. Companion of the Order of Canada. Director: Brookfield Properties Corporation. Honorary doctorates: University of Moncton. University of Ottawa. Acadia University. Member: Hockey Hall of Fame. L'Ordre National du Québec. Loyola Medal. Concordia University.

5 Dr. Francesco Bellini
Chairman and Chief Executive Officer, BioChem Pharma Inc., Ph.D. (University of New Brunswick). Officer of the Order of Canada. Onorificenza di Grande Ufficiale (Italy). Chairman: BioChem ImmunoSystems Inc. Director: Industrielle-Alliance Life Insurance Company. Adherex Technologies Inc., Italian Chamber of Commerce. Montreal Heart Institute Research Fund. Governor: Douglas Hospital. Canadian-Italian Community Foundation. Concordia University.

6 Daniel W. Colson
Vice Chairman, Hollinger International Inc.; Deputy Chairman and Chief Executive Officer, Telegraph Group Limited and Chairman, Hollinger Telegraph New Media Ltd., London, England. B.A. (Loyola College), LL.L (Laval University). Vice Chairman: Hollinger Inc., Hollinger Digital Inc., Hollinger Canadian Newspapers G.P. Inc. and Interactive Investor International plc. Directorships include: The Spectator (1828) Limited, Argus Corporation Ltd., Ravelston Corporation Ltd. and Hellespont Shipping Corporation. Member of the Canadian Bar Association.

7 Donald G. Drapkin
Vice Chairman, MacAndrews and Forbes Holdings Inc., B.A. (Brandeis University). LL.B. (Columbia University School of Law). Chairman: WeddingChannel.com. Director: Anthracite Capital, Inc., BlackRock Asset Investors, Panavision, Inc., Playboy.com Inc., Playboy Enterprises, Inc., ProxyMed, Inc., Revlon Consumer Products Corporation. Revlon, Inc., The Warnaco Group Inc., Weider Nutrition International Inc. Trustee: Brandeis University. Dwight-Englewood School.

8 Eric H. Molson
Chairman of the Board, Molson Inc., A.B. Chemistry (Princeton University). Chancellor of Concordia University. Director: The Montreal General Hospital Foundation and Research Institute. Canadian Irish Studies Foundation. Vie des Arts.

9 R. Ian Molson
Deputy Chairman of the Board. Molson Inc., A.B. (Harvard University)

10 Stephen T. Molson
Secretary and Member of the Board, The Molson Foundation, B.A. (McGill University). Director or Trustee: Atlantic Salmon Federation. Butters Foundation. Fondation Hospitalière Maisonneuve-Rosemont. The Martlet Foundation. Quebec-Labrador Foundation Inc.

11 Daniel J. O'Neill
President and Chief Executive Officer. Molson Inc., M.B.A., (Queen's University).

12 H. Sanford Riley
Chairman. Investors Group Inc. B.A. (Queen's University). LL.B (Osgoode Hall Law School). Chancellor, University of Winnipeg. Chairman: Pan American Games Society. Vice-Chairman: Manitoba Business Council. Director: Investors Group Trust Co. Ltd., Great-West Life Assurance Company. London Life Insurance Company. James Richardson and Sons Limited

Honorary Directors: R. M. Barford, Toronto; J. T. Black, Victoria; W. Chippindale, Mont-Tremblant; J. P. Gordon, Mississauga; A.S. Hara, Vancouver; D.S. Harvie, Calgary; T.E. Ladner, Vancouver; A.G. McCaughey, Aurora; Hon. H. de M. Molson, Montréal, F.J. Morgan, Chicago; J.E. Newall, Calgary; Hon. G.F. Osbaldeston, London; C. Perrault, Montréal; G. Plourde, Montréal; J.P. Rogers, Toronto.

Daniel J. O'Neill
President and Chief Executive Officer

Robert Coallier
Executive Vice President
and Chief Financial Officer

Raynald H. Doin
President, Québec/Atlantic Region

Michael S. Downey
Senior Vice President, Global Marketing

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

James M. Grossett
Senior Vice President, Human Resources

Patrick L. Kelley
Senior Vice President,
International Brewing Strategy

John Paul Macdonald
Vice President, Corporate Affairs

Ricardo de A. Mayer
President, Molson Brazil

Dave Perkins
President, Ontario/West Region

Blair A. Shier
President, Molson U.S.A., LLC

Gregory L. Wade
Senior Vice President, Quality Brewing

Eric H. Molson
Chairman of the Board

R. Ian Molson
Deputy Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

Robert Coallier
Executive Vice President and
Chief Financial Officer

Pierre Boivin
Executive Vice President, Molson Inc.

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary

Patrick L. Kelley
Senior Vice President,
International Brewing Strategy

James M. Grossett
Senior Vice President, Human Resources

John M. DeYoung
Senior Vice President, Taxation

John Paul Macdonald
Vice President, Corporate Affairs

Brian Bidulka
Vice President, Controller

Elizabeth Ann Lenghan
Assistant Secretary

James T. Black
Honorary Chairman of the Board

SHAREHOLDER INFORMATION

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 597-1786

Toronto
Classes of Issued Shares
Class "A" non-voting shares
Class "B" common shares

Class "A": MOL.A
Class "B": MOL.B

CIBC Mellon Trust Company, Halifax, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™ 1 800 387-0825
E-mail: enquiries@cibcmellon.ca Website: www.cibcmellon.ca

Under the Corporation's Optional Stock Dividend and Share Purchase Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash, and may make cash contributions toward the purchase of additional Class "A" non-voting shares. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5.

Fiscal year end March 31, 2002. Interim Reports to Shareholders are scheduled for mailing in August and November 2001 and February 2002.

The Annual Meeting of Shareholders will be held in the John Molson Room, located at 1670 Notre-Dame Street East, Montréal, Québec on Wednesday, June 27, 2001 at 11:00 a.m. Eastern Daylight Time.

Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

John Paul Macdonald
Vice President, Corporate Affairs, Molson Inc.,
1555 Notre-Dame Street East, Montréal, Québec, H2L 2R5

Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Senior Vice President, Chief Legal Officer and Secretary so that arrangements may be made to avoid duplicate mailings.

Si vous désirez recevoir ce rapport en français, veuillez vous adresser au Secrétaire, au 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.

Bélanger Rheault Communications Design Ltée


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MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 597-1786
Fax: (514) 590-6344
www.molson.com

Printed in Canada